Exhibit 99.1

RETALIX LTD.

December 10, 2012

To the Shareholders of Retalix Ltd.:

You are cordially invited to attend the Special General Meeting of Shareholders of our company, which we also refer to as the Meeting, to be held at our executive offices located at 10 Zarhin Street, Ra’anana, 43000, Israel on Monday, January 7, 2013, at 10:00 a.m. (Israel time) and thereafter as it may be postponed or adjourned from time to time.

At the Meeting, you will be asked to consider and vote on the approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Retalix with Moon S.P.V. (Subsidiary) Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of NCR Corporation, a Maryland corporation (which we refer to as NCR), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Retalix, with Retalix surviving and becoming an indirect, wholly-owned subsidiary of NCR (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of November 28, 2012, by and among NCR, Merger Sub and Retalix (which we refer to as the Merger Agreement); (iii) the consideration to be received by Retalix’s shareholders in the Merger, consisting of US$30.00 in cash, without any interest thereon, subject to the withholding of any applicable taxes (which we refer to as the Merger Consideration), for each ordinary share, nominal value NIS 1.00 per share of Retalix (which we refer to as Ordinary Shares) held as of immediately prior to the effective time of the Merger (which we refer to as the Effective Time); (iv) the conversion of each outstanding option, and each warrant, to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option or warrant (the receipt of such cash being subject, in the case of (a) an unvested option, to the subsequent vesting, and the fulfillment of the existing conditions related to vesting, of such option, and (b) an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement, which is attached as Appendix A to the accompanying proxy statement (we refer to this proposal collectively as the Merger Proposal).

This Proxy Statement and the attachments hereto contain important information and you are urged to read them carefully and in their entirety.

Our Board of Directors has unanimously: (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, our company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of our company to its creditors existing as of immediately prior to the Effective Time; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) determined to recommend that the shareholders of our company approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

The Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, NCR or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates. Record holders of our outstanding Ordinary Shares as of the close of business on December 10, 2012, the record date, are entitled to notice of, and to vote at, the Meeting, and are entitled to one vote at the Meeting per Ordinary Share held. Our outstanding Ordinary Shares constitute the only outstanding class of our share capital.

The Alpha Group (consisting of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) LTD) and Ronex Holdings, Limited Partnership~~,~~ (which we refer to together as the Significant Shareholders), entered into a voting and support agreement~~,~~ (which we refer to as the Voting Agreement), which is attached as Appendix B to the accompanying Proxy Statement, with NCR and Merger Sub concurrently with the execution of the Merger Agreement. The Voting Agreement covers 9,275,491 outstanding Ordinary Shares of our company, or approximately 37.5% of our issued and outstanding Ordinary Shares, as of December 9, 2012, held by the Significant Shareholders, as well as additional Ordinary Shares that the Significant Shareholders may acquire after execution of the Voting Agreement, including 1,250,000 additional Ordinary Shares issuable upon exercise of outstanding warrants held by the Alpha Group (which, if exercised, would raise the Significant Shareholders’ total percentage ownership of our outstanding Ordinary Shares to 40.5% based on the number of Ordinary Shares outstanding as of December 9, 2012) (all shares covered by the Voting Agreement are referred to as the Significant Shareholders’ Shares). Under the Voting Agreement, the Significant Shareholders have agreed, subject to the terms and conditions of the Voting Agreement, to vote all of the Significant Shareholders’ Shares in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Enclosed with this letter you will find a Notice of the Meeting and the related Proxy Statement. The accompanying Proxy Statement provides you with detailed information about the Meeting, the Merger Agreement and the Merger.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES THAT YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR ORDINARY SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Thank you for your cooperation.

Very truly yours,
Avinoam Naor Chairman of the Board of Directors

RETALIX LTD.
10 Zarhin Street
Ra’anana, 43000, Israel

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON MONDAY, JANUARY 7, 2013

Ra’anana, Israel
December 10, 2012

To the Shareholders of Retalix Ltd.:

NOTICE IS HEREBY GIVEN that a special general meeting, which we also refer to as the Meeting, of shareholders of Retalix Ltd. (which we refer to as Retalix or the Company) will be held at our executive offices located at 10 Zarhin Street, Ra’anana, 43000, Israel, on Monday, January 7, 2013, at 10:00 a.m. (Israel time) and thereafter as it may be postponed or adjourned from time to time.

At the Meeting, shareholders will be asked to consider and vote on the following:

1. The approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Retalix with Moon S.P.V. (Subsidiary) Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of NCR Corporation, a Maryland corporation (which we refer to as NCR), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Retalix, with Retalix surviving and becoming an indirect, wholly-owned subsidiary of NCR (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of November 28, 2012, by and among NCR, Merger Sub and Retalix (which we refer to as the Merger Agreement); (iii) the consideration to be received by Retalix’s shareholders in the Merger (which we refer to as the Merger Consideration), consisting of US$30.00 in cash, without any interest thereon, subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 1.00 per share of Retalix (which we refer to as Ordinary Shares) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option, and each warrant, to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option or warrant (the receipt of such cash being subject, in the case of (a) an unvested option, to the subsequent vesting, and the fulfillment of the existing conditions related to vesting, of such option, and (b) an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement, which is attached as Appendix A to the accompanying Proxy Statement (we refer to this proposal collectively as the Merger Proposal).

2. Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

The presence in person or by proxy of two or more shareholders possessing at least 25% of Retalix’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on January 14, 2013 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment or postponement thereof), excluding any Ordinary Shares that are held by Merger Sub, NCR, or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

Shareholders of record at the close of business on December 10, 2012 are entitled to notice of and to vote at the Meeting and any adjournment or postponement of the Meeting. The accompanying Proxy Statement, notice, letter to shareholders and proxy card are first being mailed to our shareholders on or about December 10, 2012.

IT IS IMPORTANT THAT YOUR ORDINARY SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope in a timely manner in order that it is received by us not later than twenty-four (24) hours before the Meeting. No postage is required if mailed in the United States. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before your proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the matters described above.

If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

If you own Ordinary Shares that are traded through the Tel Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, which we refer to as MAGNA, on December 10, 2012 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Please do not send your certificates representing Ordinary Shares at this time. If the Merger Proposal is adopted and approved and the Merger is subsequently completed, instructions for surrendering your certificates in exchange for the Merger Consideration will be sent to you.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:
http://newsroom.retalix.com/pages/sec-filings.html

By order of the Board of Directors,
SARIT SAGIV
Executive Vice President and Chief Financial Officer

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, JANUARY 7, 2013

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at a special general meeting of shareholders, as it may be postponed or adjourned from time to time (which we refer to as the Meeting), to be held at our executive offices located at 10 Zarhin Street, Ra’anana, 43000, Israel on Monday, January 7, 2013, at 10:00 a.m. (Israel time) and thereafter as it may be postponed or adjourned from time to time. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about December 10, 2012 to the holders of our ordinary shares entitled to notice of, and to vote at, the Meeting. All references to “Retalix,” “the Company,” “we,” “us,” “our” and “our company,” or words of like import, are references to Retalix Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders and all references to “$” or to “US$” are to United States dollars and all references to “NIS” are to New Israeli Shekels.

At the Meeting, shareholders will be asked to consider and vote on the following:

1. The approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Retalix with Moon S.P.V. (Subsidiary) Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of NCR Corporation, a Maryland corporation (which we refer to as NCR), including approval of (we refer to this proposal collectively, including all aspects described below, as the Merger Proposal):

•
the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Retalix, with Retalix surviving and becoming an indirect, wholly-owned subsidiary of NCR (which we refer to as the Merger);

•	the Agreement and Plan of Merger, dated as of November 28, 2012, by and among NCR, Merger Sub and Retalix (which we refer to as the Merger Agreement);

•
the consideration to be received by Retalix’s shareholders in the Merger, consisting of US$30.00 in cash (which we refer to as the Merger Consideration), without any interest thereon, subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 1.00 per share of Retalix (which we refer to as Ordinary Shares) held as of immediately prior to the effective time of the Merger (which we refer to as the Effective Time);

•
the conversion of each outstanding option and each outstanding warrant to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option or warrant (which excess cash amount we refer to as the Option Consideration or Warrant Consideration, as applicable) (the receipt of the Option Consideration being subject, in the case of (a) an unvested option, to the subsequent vesting, and the fulfillment of the existing conditions related to vesting, of such option, and (b) an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and

•	all other transactions and arrangements contemplated by the Merger Agreement, which is attached as Appendix A to this Proxy Statement; and

2. Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Voting

Only holders of record of Ordinary Shares at the close of business on December 10, 2012, the record date, are entitled to notice of, and to vote at, the Meeting. As of December 9, 2012, there were 24,759,430 Ordinary Shares outstanding and entitled to vote. Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

The presence at the special general meeting of two or more Retalix shareholders (in person or by proxy), who collectively hold shares possessing at least 25% of Retalix’s voting power, will constitute a quorum. Should no quorum be present 30 minutes after the time scheduled for the Meeting, the Meeting will be adjourned for a week and will be held on January 14, 2013 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Provided that a quorum is present, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting and voting on such proposal (not including abstentions and broker non-votes), excluding any Ordinary Shares that are held by Merger Sub, NCR, or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

The Alpha Group (consisting of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) LTD) and Ronex Holdings, Limited Partnership~~,~~ (which we refer to collectively as the Significant Shareholders) entered into a voting agreement~~,~~ (which we refer to as the Voting Agreement~~,~~) with NCR and Merger Sub concurrently with the execution of the Merger Agreement. The Voting Agreement covers 9,275,491 outstanding Ordinary Shares of our company, or approximately 37.5% of our issued and outstanding Ordinary Shares, held by the Significant Shareholders, as well as additional Ordinary Shares that the Significant Shareholders may acquire after execution of the Voting Agreement, including 1,250,000 additional Ordinary Shares issuable upon exercise of outstanding warrants held by the Alpha Group (which, if exercised, would increase the Significant Shareholders’ percentage ownership of the outstanding Ordinary Shares to 40.5% based on the number of Ordinary Shares outstanding as of December 9, 2012) (all shares covered by the Voting Agreement are referred to as the Significant Shareholders’ Shares). Under the Voting Agreement, the Significant Shareholders have agreed, subject to the terms and conditions of the Voting Agreement, to vote all of the Significant Shareholders’ Shares in favor of the approval and adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated thereby.

Proxies

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by executing and delivering to Retalix a proxy as detailed below. If your Ordinary Shares are held in “street name” through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

Proxies are being solicited by our Board of Directors and are being mailed together with this Proxy Statement. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares.

If you own Ordinary Shares that are traded through the Tel Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a proxy card in the form filed by us on MAGNA on December 10, 2012 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

All Ordinary Shares represented by properly executed proxies received by us no later than twenty-four (24) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted “FOR” each of the matters described above.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our executive offices located at 10 Zarhin Street, Ra’anana, 43000, Israel, Attention: Sarit Sagiv, Investor Contact.

Required Vote

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present in person or by proxy at the Meeting and voting on the Merger Proposal, excluding abstentions and broker non-votes and excluding Ordinary Shares held by NCR, Merger Sub or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve, pursuant to Section 320 of the Companies Law, the merger of the Company with Merger Sub, a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of NCR, including approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration for each Ordinary Share held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option and outstanding warrant to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option or warrant (the receipt of such cash being subject, in the case of (a) an unvested option, to the subsequent vesting, and the fulfillment of the existing conditions related to vesting, of such option, and (b) an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement.”

Our Board of Directors recommends a vote “FOR” approval of the proposed resolution.

TABLE OF CONTENTS

INTRODUCTION	1
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	5
RISK FACTORS	10
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	12
THE PARTIES TO THE MERGER	13
Our Company	13
NCR	13
Merger Sub	13
THE SPECIAL GENERAL MEETING	13
Time and Place of the Meeting	13
Purposes of the Meeting; Proposed Resolutions	14
Recommendation of the Board of Directors of Retalix	14
Record Date, Method of Voting and Quorum Requirements	14
Voting Rights and Vote Required	15
Adjournment and Postponement	16
Voting Procedures; Revoking Proxies or Voting Instructions	16
Solicitation of Proxies	17
Questions and Additional Information	17
THE MERGER	17
Background of the Merger	17
Our Reasons for Approving the Merger	21
No Appraisal Rights; Objections by Creditors	25
Opinion of Financial Advisor	25
Financing of the Merger	32
Material Tax Consequences of the Merger	34
Regulatory Matters	38
Interests of our Executive Officers and Directors in the Merger	41
THE MERGER AGREEMENT; OTHER AGREEMENTS	43
The Merger Agreement	43
Voting Agreement	56
Retention Agreements	56
MARKET PRICE INFORMATION	57
BENEFICIAL OWNERSHIP OF ORDINARY SHARES	57
WHERE YOU CAN FIND MORE INFORMATION	60
OTHER MATTERS	60

Appendix A	Agreement and Plan of Merger, dated as of November 28, 2012, by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd. and Retalix Ltd.
Appendix B
Voting Agreement, dated as of November 28, 2012, by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd., the Alpha Group (consisting of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and Mario Segal through M.R.S.G. (1999) LTD) and Ronex Holdings, Limited Partnership

Appendix C	Opinion of Jefferies & Company, Inc.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the Merger Agreement and the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder of Retalix. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 60.

Q:	Why am I receiving this proxy statement?

A:
Our company is soliciting proxies for the Meeting. You are receiving this Proxy Statement because you owned Ordinary Shares on December 10, 2012, the record date, and that entitles you to vote at the Meeting. By use of a proxy, you can vote whether or not you attend the Meeting. This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?

A:
You are being asked to vote on the approval of a proposal (which we refer to as the Merger Proposal) consisting of the approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration for each Ordinary Share held as of immediately prior to the Effective Time; (iv) the conversion of each outstanding option and warrant to purchase one Ordinary Share into the right to receive an amount of cash equal to the Option Consideration or Warrant Consideration, as appropriate (receipt of the Option Consideration being subject, in the case of (a) an unvested option, to the subsequent vesting, and the fulfillment of the existing conditions related to vesting, of such option, and (b) an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement, which is attached as Appendix A to this Proxy Statement.

We do not currently expect there to be any other matters on the agenda at the Meeting; however, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Q:	What will I receive in the Merger?

A:	Upon completion of the Merger, you will have the right to receive US$30.00 in cash per Ordinary Share, without any interest thereon, subject to applicable withholding taxes, if any.

The Merger Consideration will be adjusted to reflect fully the appropriate effect of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, stock sale, reorganization, combination, exchange of shares or other similar transaction with respect to the Ordinary Shares having a record date on or after the date of the Merger Agreement and prior to the Effective Time.

You will not receive any shares in the surviving company in connection with the Merger nor will you have any ownership interest in the surviving company following the completion of the Merger.

Q:	When will the Merger be completed?

A:
We are working to complete the Merger as soon as practicable and expect to complete the Merger in the first quarter of 2013, but because the Merger is subject to governmental and regulatory approvals and certain other conditions, some of which are beyond our and NCR’s control, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. At least 30 days must elapse from the date of the approval of the Merger by the shareholders of each of our company and Merger Sub before the Merger can become effective. The Merger Agreement may be terminated if the Merger is not completed by March 31, 2013 (unless such date has been extended by mutual agreement of NCR and us), provided that the right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement had been the cause of or resulted in the failure of the Merger to close by March 31, 2013. The March 31, 2013 outside date will be further extended to June 30, 2013 if the only conditions to the closing that have not yet been met as of March 31, 2013 are antitrust-related conditions or conditions that by their nature will be satisfied at the closing.  See the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements–The Merger Agreement–Conditions to the Merger” beginning on page 43 for a summary description of these conditions.

Q:	Are there risks I should consider in deciding how to vote on the Merger?

A:	Yes. You should carefully read this Proxy Statement in its entirety, including the factors discussed in the section “Risk Factors” beginning on page 10.

Q:	When and where is the Meeting?

A:	The Meeting will be held on January 7, 2013, at 10:00 a.m. (Israel time) at our executive offices located at 10 Zarhin Street, Ra’anana, 43000, Israel.

Q:	What vote is required for Retalix shareholders to approve the Merger Proposal?

A:
The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present in person or by proxy at the Meeting where a quorum is present and voting on the Merger Proposal, not including abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, NCR or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

The Alpha Group (consisting of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal through M.R.S.G. (1999) LTD) and Ronex Holdings, Limited Partnership~~,~~ (which we refer to collectively as the Significant Shareholders~~,~~) entered into the Voting Agreement concurrently with the execution of the Merger Agreement. The Voting Agreement is with respect to 9,275,491 outstanding Ordinary Shares, or approximately 37.5% of our issued and outstanding Ordinary Shares, held by the Significant Shareholders, as well as additional Ordinary Shares that the Significant Shareholders may acquire after execution of the Voting Agreement, including 1,250,000 additional Ordinary Shares issuable upon exercise of outstanding warrants held by the Alpha Group (which, if exercised, would increase the Significant Shareholders’ percentage ownership of the outstanding Ordinary Shares to 40.5% based on the number of Ordinary Shares outstanding as of December 9, 2012).  Under the Voting Agreement, the Significant Shareholders have agreed, subject to the terms and conditions thereof, to vote all of the Significant Shareholders’ Shares in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Q:	How does Retalix’s Board of Directors recommend that I vote?

A:
Our Board of Directors has unanimously adopted and approved the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement, and recommends that you vote “FOR” the approval of the Merger Proposal.

Q:	Why is Retalix’s Board of Directors recommending that I vote “FOR” the approval of the Merger Proposal?

A:
Our Board of Directors has unanimously determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of our company and our shareholders. For additional information see the sections of this Proxy Statement entitled “The Merger – Background of the Merger” beginning on page 17 and “The Merger–Our Reasons for Approving the Merger” beginning on page 21.

Q:	Has Retalix’s Board of Directors sought any opinion to determine the fairness of the Merger Consideration to Retalix’s shareholders?
A:
We retained Jefferies & Company, Inc. (which we refer to as Jefferies) to provide to our Board of Directors certain services in relation to a possible merger, sale or other strategic business combination, including to provide an opinion to our Board of Directors as to the fairness to the holders of Ordinary Shares of the consideration to be received by such holders in any such transaction. At the meeting of our Board of Directors on November 27, 2012, Jefferies rendered its oral opinion to the Board of Directors, subsequently confirmed in a written opinion dated November 28, 2012, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth therein, the Merger Consideration of $30.00 per Ordinary Share in cash to be received by holders of Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion.  Jefferies’ opinion was directed to our Board of Directors and addresses only the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Ordinary Shares pursuant to the Merger Agreement as of the date of the opinion.  It does not address any other aspects of the Merger and does not constitute a recommendation as to how any holder of Ordinary Shares should vote on the Merger or any matter related thereto.

The full text of the written opinion of Jefferies is attached hereto as Appendix C.  We encourage you to read the opinion carefully and in its entirety.  For a summary of the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion, please see the section of this Proxy Statement entitled “The Merger– Opinion of Financial Advisor” beginning on page 25.

Q:	Should I send my share certificates now?

A:
No. Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger. In the event that all closing conditions are fulfilled, the closing of the Merger will occur and payment will be made to a paying agent appointed by NCR prior to the Effective Time and reasonably acceptable to the Company (which we refer to as the Paying Agent).

If you are a holder of record as of the Effective Time, promptly after the Merger is completed, the Paying Agent will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Ordinary Shares or the transfer of your Ordinary Shares held in book entry form, as applicable, and any other required documentation, including a United States Internal Revenue Service, which we refer to as the IRS, Form W-9 or appropriate Form W-8 (as applicable) and a tax declaration form and a representation as to whether or not you are an Israeli resident, which we refer to as the Tax Declaration Form, to facilitate payment in exchange for the Merger Consideration for each Ordinary Share that you hold. You should not send your certificates representing Ordinary Shares to us or anyone else until you receive such instructions. The Paying Agent will send the Merger Consideration to you as promptly as practicable following its receipt of your share certificates (unless your Ordinary Shares are held in book entry form) and other required documents, including the Tax Declaration Form. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares in exchange for the Merger Consideration. You will be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) and a Tax Declaration Form prior to receiving the Merger Consideration.

If you do not deliver an IRS Form W-9 or Form W-8 (as applicable), you may be subject to United States backup withholding as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–United States Federal Income Tax Consequences” beginning on page 34. We are filing with the Israeli Tax Authority an application for a ruling that will provide that Israeli withholding tax will not be applicable to a shareholder who makes certain certifications, as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” and “The Merger–Regulatory Matters–Israeli Tax Authority” beginning on pages 34 and 40, respectively.

If your shares are traded through the Tel Aviv Stock Exchange, or TASE, you will receive the Merger Consideration through the bank or financial institution through which you hold your shares, which will also be responsible for administering Israeli tax withholding.

Q:	What effects will the proposed Merger have on our company?

A:
As a result of the proposed Merger, we will cease to be a publicly-traded company and will become an indirect wholly-owned subsidiary of NCR. Following the completion of the proposed Merger, the registration of the Ordinary Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), will be terminated upon notification to the U.S. Securities and Exchange Commission (which we refer to as the SEC). In addition, upon completion of the proposed Merger, the Ordinary Shares will no longer be listed on any stock exchange, including the NASDAQ Global Select Market and the Tel Aviv Stock Exchange.

Q:	What happens if the Merger is not completed?

A:
If the Merger is not completed for any reason, our shareholders will not receive any Merger Consideration for their Ordinary Shares. Instead, we will remain a public company and the Ordinary Shares will continue to be listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange. Under certain circumstances related to a termination, as specified in the Merger Agreement, we may be required to pay NCR a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements –The Merger Agreement–Remedies” beginning on page 43.

Q:	What interests do the directors and executive officers of our company have in the Merger?

A:
In considering the recommendation of our Board of Directors with respect to the Merger Agreement and the Merger, you should be aware that our Compensation Committee, Audit Committee and Board of Directors approved, in connection with the execution of the Merger Agreement, certain additional compensation and arrangements for certain of our officers that provide them interests in the Merger that may be different from, or in addition to, the interests of other Retalix shareholders, including:

• Certain of our executive officers will be entitled to cash bonuses totaling $850,000, in the aggregate, subject to, and upon, the consummation of the Merger.

• The vesting of options to purchase 231,250 Ordinary Shares, in the aggregate, held by our executive officers, which are exercisable at a weighted average exercise price of $18.10 per share, will be accelerated, and will therefore be entitled to receipt of the Option Consideration immediately, upon the consummation of the Merger (as opposed to on a delayed basis, in accordance with the existing vesting schedule and subject to existing vesting conditions, as is the case for all other outstanding unvested options).

• The vesting of options held by additional officers of our company may be accelerated, subject to NCR’s approval, based on a decision by our Board of Directors (which, in the case of officers who are “office holders” under the Companies Law, shall be preceded by the approval of our Audit Committee).

• Certain indemnification and insurance provisions set forth in the Merger Agreement, including NCR’s agreement that the surviving company from the Merger will maintain, for seven years after the Effective Time, a director’s and officer’s liability insurance policy covering all individuals covered under Retalix’s current such policy in respect of acts or omissions occurring prior to the Effective Time, with coverage terms and for amounts no less favorable than those under Retalix’s current policy, provided that the surviving company shall not be obligated to pay an aggregate premium in excess of 250% of the amount per annum we paid in our last fiscal year.

For additional details, see “The Merger–Interests of our Executive Officers and Directors in the Merger” beginning on page 41.

Our Audit Committee and Board of Directors were aware of these different or additional interests in determining to approve and adopt the Merger Agreement and the Merger, and to recommend to Retalix shareholders that they vote in favor of the Merger Proposal.

Q.	What do I need to do now?

A.
This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger. You are urged to read this Proxy Statement carefully and in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 60.

Q.	How do I vote?

A.
You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Meeting. The Meeting will take place on Monday, January 7, 2013 at 10:00 a.m. (Israel time), at our executive offices located at 10 Zarhin Street, Ra’anana, 43000, Israel. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?

A:
You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to us at our executive offices located at 10 Zarhin Street, Ra’anana, 43000, Israel, Attention: Sarit Sagiv, Investor Contact, so it is received prior to the Meeting. Ordinary Shares represented by properly executed proxies received by us not later than twenty-four (24) hours prior to the Meeting will be voted at the Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded. Alternatively, you may attend the Meeting and vote in person.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:
Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares. If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

If you own Ordinary Shares that are traded through the Tel Aviv Stock Exchange, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a proxy card in the form filed by us on MAGNA on December 10, 2012 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Q:	Who can vote at the Meeting?

A:
Only those holders of record of outstanding Ordinary Shares at the close of business on December 10, 2012, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting. As of December 9, 2012, there were 24,759,430 Ordinary Shares outstanding and entitled to vote.

Q:	What happens if I sell my shares before the Meeting?

A:
The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed. If you transfer your Ordinary Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Ordinary Shares. In order to receive the Merger Consideration, you must hold your Ordinary Shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:
No. Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. However, under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court. See “The Merger–No Appraisal Rights; Objections by Creditors” on page 25.

Q:	Who can help answer my questions?

A:	If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact:

Retalix Ltd.
Attention: Sarit Sagiv, Investor Contact
10 Zarhin Street
Ra’anana, 43000, Israel
Email: investors@retalix.com

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements” on page 12, you should carefully consider the following risk factors in determining how to vote at the Meeting. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information — Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the SEC, and is incorporated by reference into this Proxy Statement.

If the Merger is not consummated, our competitive position could be harmed.

The primary counter-party to the prospective Merger with our company—NCR—competes to some degree with Retalix.  NCR has been exposed to our proprietary information by virtue of the due diligence that it has conducted in its evaluation and negotiation of the Merger, which due diligence has been conducted pursuant to the terms of a confidentiality agreement between NCR and Retalix.  If the Merger is not consummated, NCR’s exposure to this information could potentially put our company at a disadvantage relative to NCR, which risk, if it materializes, could have a material adverse effect on our operating results and overall financial condition.

Failure to complete the Merger could negatively impact our stock price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement; Other Agreements–The Merger Agreement–Conditions to the Merger” beginning on page 43, including that:

•	the HSR waiting period shall have expired or terminated and the approval of the Israeli Antitrust Authority shall have been obtained;

•	no Material Adverse Effect with respect to Retalix shall have occurred since signing; and

•	we shall have obtained our shareholder approval of the Merger pursuant to the Companies Law.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement; Other Agreements–The Merger Agreement–Termination Provisions” beginning on page 43. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed. If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•
we may be required to pay NCR a termination fee if the Merger is terminated under various circumstances described in the section entitled “The Merger Agreement; Other Agreements–The Merger Agreement– Remedies” beginning on page 43;

•	we will be required to pay certain costs relating to the Merger, including substantial legal and accounting fees, whether or not the Merger is completed;

•	the price of our Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;
•
under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Merger that may affect our ability to execute certain of our business strategies; and

•
during the period before completion of the Merger our management’s attention may be diverted from the day−to−day business of the Company, when it could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company, and there may be  business disruption that may detract from our ability to grow revenues and minimize costs.

We also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement. If the Merger is not completed, these risks may materialize and may adversely affect the price of our Ordinary Shares, business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger Proposal.

Some of the members of management and our Board of Directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger–Interests of our Executive Officers and Directors in the Merger”. These interests could cause management or members of our Board of Directors to have a conflict of interest in recommending approval of the Merger Proposal.

The fact that there is a Merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future. As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products or services pending completion of the Merger or termination of the Merger Agreement. If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors. If as a result there is a Material Adverse Effect (as defined herein) to the Company, NCR may have a right to terminate the Merger Agreement without paying any termination fee.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the risk of diversion of management and employee attention and potential business disruption that may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur significant expenses related to the Merger prior to its closing; and

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger. This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions relating to accepting a superior acquisition proposal, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations. Under specified circumstances, including in connection with a change in recommendation to our shareholders regarding the Merger and the Merger Agreement, we will be obligated to pay NCR a termination fee of $22.5 million. These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by March 31, 2013, either we or NCR may, under certain circumstances which may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement; Other Agreements–The Merger Agreement–Conditions to the Merger” beginning on page 43 and set forth in the Merger Agreement attached to and included in this Proxy Statement as Appendix A. The satisfaction of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the Merger, and the expiration or termination of the waiting period under the HSR Act or under Israeli antitrust laws. If the Merger has not been completed by March 31, 2013, either the Company or NCR may freely terminate the Merger Agreement, unless the failure of the Merger to be completed has resulted from or was principally caused by the failure of the party seeking to terminate the Merger Agreement to perform its obligations.  If the only conditions to the closing that have not yet been met as of March 31, 2013 are antitrust-related or conditions that by their nature will be satisfied at the closing, that end date shall be extended to June 30, 2013.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information relating to the Merger. These forward-looking statements include, without limitation, statements contained in the sections of this Proxy Statement entitled “Questions and Answers about the Merger,” “The Merger” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE PARTIES TO THE MERGER
Our Company

Retalix, an Israeli corporation, is a global provider of innovative, integrated software solutions and services for high volume, high complexity Fast Moving Consumer Goods retailers and distributors – including supermarkets, groceries, convenience, fuel, health and drug, and department stores. The Company’s offerings and services help manage and optimize retail operations, and are aimed to strengthen brand differentiation, enhance shopper experience and build consumer loyalty, while providing the flexibility and scalability to support ongoing business transformation and growth. Retalix serves a customer base of approximately 70,000 stores and more than 400,000 checkout lanes across more than 50 nations worldwide.

Retalix’s principal offices are located at 10 Zarhin Street, Ra’anana, 43000, Israel and its North American headquarters are located in Plano, Texas. Retalix’s telephone number is +972-9-776-6631. Retalix’s stock trades on both NASDAQ Global Select Market and the Tel Aviv Stock Exchange, in each case under the symbol RTLX. As of September 30, 2012, we had total assets of $364.0 million, total liabilities of $94.5 million and total shareholder equity of $264.4 million, and for the quarter then ended, we had total revenues of $70.5 million.

This Proxy Statement incorporates important business and financial information about Retalix from other documents that are not included in or delivered with this information statement. For a list of the documents incorporated by reference in this proxy statement, see “Where You Can Find More Information”.

NCR

NCR Corporation, a Maryland corporation, is a global technology company that provides innovative products and services that enable businesses to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. NCR’s portfolio of self-service and assisted-service solutions address the needs of retail, financial, travel, hospitality, gaming, public sector and telecom carrier and equipment organizations in more than 100 countries, and include automated teller machines (ATMs), self-service kiosks and point of sale devices as well as software applications that can be used by consumers to enable them to interact with businesses from their computer or mobile device. NCR complements these product solutions by offering a complete portfolio of services to help customers design, deploy and support its technology tools. NCR also resells third-party networking products and provides related service offerings in the telecommunications and technology sectors.

The principal executive offices of NCR are located at 3097 Satellite Boulevard, Duluth, Georgia 30096, U.S.A., and its telephone number is (937) 445-5000. NCR’s stock is listed on the New York Stock Exchange and trades under the symbol “NCR.” As of September 30, 2012, NCR had total assets of approximately $6.0 billion, total liabilities of approximately $5.0 billion and total stockholders’ equity of approximately $1.0 billion, and for the quarter then ended, had total revenues of approximately $1.4 billion.

Merger Sub

Moon S.P.V. (Subsidiary) Ltd., which we also refer to in this Proxy Statement as Merger Sub, is an Israeli company and an indirect wholly-owned subsidiary of NCR formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. The principal executive offices of Merger Sub are located at c/o NCR, 3097 Satellite Boulevard, Duluth, Georgia 30096, U.S.A., and its telephone number is (937) 445-5000.

THE SPECIAL GENERAL MEETING

Time and Place of the Meeting

This Proxy Statement is being furnished to holders of Ordinary Shares in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the Meeting to be held on Monday, January 7, 2013, at 10:00 a.m. (Israel time), at our executive offices located at 10 Zarhin Street, Ra’anana, 43000, Israel, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about December 10, 2012 to all holders of Ordinary Shares entitled to notice of, and to vote at, the Meeting.

Purposes of the Meeting; Proposed Resolutions

Merger Proposal. At the Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve, pursuant to Section 320 of the Companies Law, of the merger of the Company with Merger Sub, a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of NCR, including approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration for each Ordinary Share held as of the Effective Time; (iv) the conversion of each outstanding option and warrant to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option or warrant (receipt of the Option Consideration being subject, in the case of (a) an unvested option, to the subsequent vesting, and fulfillment of the existing conditions related to vesting, of such option, and (b) an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement.”

Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 17 and 43, respectively.

Other Matters. You will also consider any other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. We do not expect there to be any other matters on the agenda at the Meeting.

Recommendation of the Board of Directors of Retalix

OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF RETALIX AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER RETALIX SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL. See “The Merger–Our Reasons for Approving the Merger” beginning on page 21.

Record Date, Method of Voting and Quorum Requirements

In accordance with the Companies Law and our Articles of Association, our Board of Directors has fixed December 10, 2012 as the record date for determining the shareholders entitled to notice of, and to vote at, the Meeting. Accordingly, you are entitled to notice of, and to vote at, the Meeting only if you were a record holder of Ordinary Shares at the close of business on that date, irrespective of the amount of Ordinary Shares in your possession on such date. As of December 9, 2012, there were 24,758,163 Ordinary Shares outstanding and entitled to vote. Your shares may be voted at the Meeting only if you are present or your shares are represented by a valid proxy.

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

The method of voting differs for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards. Holders of shares in “street name” will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Proxy cards and voting instruction cards are being solicited on behalf of our Board of Directors from our shareholders in favor of the proposals as described in this document.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

A quorum must be present in order for the Meeting to be held. At least two shareholders present in person or by proxy, and holding or representing, in the aggregate, at least twenty-five percent (25%) of the voting power of our company, will constitute a quorum at the Meeting. Ordinary Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned until one week thereafter at the same time and place. At the adjourned meeting, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Rights and Vote Required

Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

Provided that a quorum is present, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting and voting on such proposal (not including abstentions and broker non-votes, and not including any Ordinary Shares that are held by Merger Sub, NCR or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates).

A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal will be counted as a vote “FOR” such proposal.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Meeting, without instructions from the customer. Shares held by a bank, broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

The Significant Shareholders entered into the Voting Agreement with NCR and Merger Sub concurrently with the execution of the Merger Agreement. The Voting Agreement covers 9,275,491 outstanding Ordinary Shares, or approximately 37.5% of our issued and outstanding Ordinary Shares, held by the Significant Shareholders, in the aggregate, as well as additional Ordinary Shares that the Significant Shareholders may acquire after execution of the Voting Agreement, including 1,250,000 additional Ordinary Shares issuable upon exercise of outstanding warrants held by the Alpha Group (which, if exercised, would increase the Significant Shareholders’ percentage ownership of the outstanding Ordinary Shares to 40.5% based on the number of Ordinary Shares outstanding as of December 9, 2012), referred to, all together, as the Significant Shareholders’ Shares. Under the Voting Agreement, the Significant Shareholders have agreed, subject to the terms and conditions set forth in the Voting Agreement, to vote all of the Significant Shareholders’ Shares in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Adjournment and Postponement

If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned until one week thereafter at the same time and place. At the adjourned meeting, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Ordinary Shares and your share certificate(s) were registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to us at our executive offices located at 10 Zarhin Street, Ra’anana, 43000, Israel, Attention: Sarit Sagiv, Investor Contact, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) properly submitting a later-dated proxy relating to the same shares or (c) attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Ordinary Shares represented by properly executed proxies received by us no later than twenty-four (24) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our executive offices located at 10 Zarhin Street, Ra’anana, 43000, Israel, Attention: Sarit Sagiv, Investor Contact.

You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

If you sign, date and return your proxy card without indicating how you want to vote, your Ordinary Shares will be voted “FOR” all of the proposals on the agenda of the Meeting and, at the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Shares Held in Street Name

If you hold your Ordinary Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Shares Traded on TASE

If you own Ordinary Shares that are traded through the Tel Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a proxy card in the form filed by us on MAGNA on December 10, 2012 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Voting of Proxies

All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Ordinary Shares will be voted “FOR” the proposals on the agenda of the Meeting and, at the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Solicitation of Proxies

This proxy solicitation is being made and paid for by us on behalf of our Board of Directors. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Ordinary Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING ORDINARY SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact our Investor Contact, Sarit Sagiv (our Executive Vice President and Chief Financial Officer), at investors@retalix.com.

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we urge that you read it carefully and in its entirety.

Background of the Merger

In late March 2012, Retalix was approached by representatives of J.P. Morgan Securities LLC (which we refer to as J.P. Morgan), acting at the direction of NCR, to arrange a discussion between the two companies concerning a potential strategic business combination transaction.

On April 11, 2012, Mr. John Bruno, Chief Technology Officer and Executive Vice President, Corporate Development of NCR, met with Mr. Shuky Sheffer, Chief Executive Officer of Retalix, as well as Mr. David Kostman and Mr. Robert Minicucci, both members of the Retalix Board of Directors, in New York to discuss the possibility of a potential strategic business combination.  Because NCR, also a public company, provides complementary solutions that are designed to help retailers, distributors and other businesses in their effort to address consumer demand for convenience, value and service, the Retalix management believed that NCR could present a synergistic fit with Retalix.  NCR’s portfolio of self-service and assisted-service solutions, and its complementary portfolio of services, appeared to provide the potential for particular synergies with Retalix’s software solutions, particularly for retailers.  The parties discussed the potential rationale for a business combination and the potential synergies described above.  In addition, Mr. Sheffer communicated that a valuation that properly reflected Retalix’s current and future business and financial performance, a definitive timeline and certainty of closing would be of primary importance to Retalix in deciding whether to pursue a potential strategic business combination with NCR.  While the parties did not discuss or agree upon any specific price or range, Mr. Sheffer suggested that a valuation in the “high twenties to low thirties” per share for Retalix would be necessary for Retalix to consider engaging in further discussions.  The parties concluded that while there was interest in a potential strategic business combination, timing and other factors suggested that pursuing a transaction at that time was not in the parties’ respective best interests.  The parties agreed to remain in touch, but did not agree to any definitive next steps.

In the following months, Messrs. Bruno and Sheffer communicated informally from time to time, and in mid-September 2012, Mr. Bruno contacted Mr. Sheffer to again discuss the possibility of a potential strategic business combination transaction between NCR and Retalix.  In response, Messrs. Bruno and Sheffer arranged a meeting in London on September 20, 2012 to discuss further the possibility of a strategic business combination.  In attendance at the meeting were Mr. William Nuti, the Chairman, Chief Executive Officer and President of NCR and Messrs. Bruno and Sheffer.  At that meeting, Mr. Bruno reiterated NCR’s interest in Retalix’s business, and the potential strategic and other benefits that a business combination could offer.  Mr. Bruno also indicated that, strategically and from a financial perspective, NCR was positioned to pursue a potential strategic business combination, and wished to engage further with Retalix to determine whether there was mutual interest.

Following the meeting in London, on September 27, 2012, Mr. Nuti contacted Mr. Sheffer to inform him that NCR would be sending a written, non-binding expression of interest to Retalix later that day.  Following the call, Mr. Nuti sent a non-binding expression of interest letter for a proposed acquisition of Retalix by NCR that, among other things, contained a contemplated price range of $28 to $30 per Ordinary Share to be paid by NCR to Retalix’s shareholders in the proposed Merger.  In the letter, Mr. Nuti indicated that NCR’s proposal was subject to certain conditions, including approval of the proposed Merger by NCR’s Board of Directors, NCR conducting a due diligence review of Retalix and negotiating definitive documentation for the proposed Merger.  In addition, NCR requested that Retalix negotiate exclusively with NCR for a period of 45 days.

In response to this non-binding expression of interest letter from NCR, the Retalix Board of Directors met on October 2, 2012.  At the meeting of the Retalix Board, representatives from Retalix’s legal counsel, Meitar Liquornik Geva & Leshem Brandwein (which we refer to as Meitar) outlined legal matters relevant to the Retalix Board’s process and decision-making with respect to the evaluation of NCR’s expression of interest letter and the various fiduciary duty issues related thereto.  At the meeting, the Retalix Board also determined that it was appropriate to form a committee of the Board to take action on behalf of the Board in connection with NCR’s proposal, which we refer to as the Transactions Committee, on which Transactions Committee Messrs. David Kostman, Ishay Davidi and Eli Gelman initially served.  Mr. Gelman was eventually replaced by Avinoam Naor on the Transactions Committee.

Following its formation, Retalix’s Transactions Committee met and deliberated as to, among other matters, the adequacy of the revised price range.  After such deliberations, the Transactions Committee determined to move forward at a $29-$31 range and to enter into a mutual non-disclosure and confidentiality agreement and an exclusivity agreement with NCR, and to commence the due diligence process with NCR towards a potential transaction in that price range.

On October 4, 2012, Retalix responded to NCR’s September 27th non-binding expression of interest with the delivery by Mr. Sheffer to Mr. Nuti of a markup to NCR’s non-binding expression of interest setting forth a proposed price range of $29 to $31 per Ordinary Share to be paid by NCR to Retalix’s shareholders in the proposed Merger.  In the same marked expression of interest, Retalix indicated that it was agreeable to negotiate exclusively with NCR for an initial term of 30 days, which term would be automatically extended for an additional 15 days if, during the initial 30-day period, NCR were to send a draft Merger Agreement and the two sides were to reach a mutual understanding with respect to a specific price per Ordinary Share to be paid in the proposed Merger, such understanding on price being subject to completion of due diligence and agreement on definitive documentation.

After receipt of Retalix’s marked non-binding expression of interest, Messrs. Nuti and Sheffer then engaged in several discussions and negotiations, and on October 5, 2012, Mr. Nuti sent to Mr. Sheffer a revised non-binding expression of interest for the acquisition of all of the Ordinary Shares of Retalix by NCR with a revised price range of $29 to $31 per Ordinary Share to be paid by NCR to Retalix’s shareholders.  In the letter, Mr. Nuti again indicated that NCR’s proposal was subject to certain conditions, including approval of the proposed Merger by NCR’s Board of Directors, NCR conducting a due diligence review of Retalix and negotiating definitive documentation for the proposed Merger as well as an agreement on the exclusivity period.

On October 11, 2012, NCR and Retalix entered into a mutual non-disclosure and confidentiality agreement pursuant to which nonpublic information regarding Retalix and NCR and any of their respective subsidiaries could be shared with one another.  On that same day, the parties also executed an agreement whereby Retalix agreed to negotiate exclusively with NCR for an initial term of 30 days, which term would be automatically extended for an additional 15 days if, during the initial 30-day period, NCR were to send a draft Merger Agreement and the two sides were to reach a mutual understanding with respect to a specific price per Ordinary Share to be paid in the proposed Merger, such understanding on price being subject to completion of due diligence and agreement on definitive documentation.

Following execution of the mutual non-disclosure and confidentiality agreement, the parties commenced the due diligence process.  On October 12, 2012, representatives of NCR, Retalix and J.P. Morgan met at the New York offices of Morrison & Foerster LLP, NCR’s legal counsel (which we refer to as M&F).  At the meeting, Mr. Sheffer and other members of Retalix’s management team presented an overview of the Retalix business.  From October 23 through October 25, 2012, certain members of Retalix’s management and Meitar conducted a series of additional management presentations with NCR, M&F, J.P. Morgan and other NCR advisors.

In addition to conducting these in-person management presentations, the due diligence process included responding to various due diligence questions about Retalix’s assets and operations, and conducting telephonic due diligence discussions between Retalix and its advisors, and NCR and its advisors.  NCR and its advisors also were provided access to Retalix’s electronic data room containing financial, operational, regulatory, intellectual property, human resource, legal and other information concerning Retalix.  From October 2012 until execution of the Merger Agreement, Retalix continued to respond to various due diligence questions and requests raised by NCR and its advisors.

On November 7, 2012, Mr. Nuti contacted Mr. Sheffer to inform him that NCR would be sending to him later that day both a written non-binding expression of interest and a draft Merger Agreement, with a proposed price of $29.25 per Ordinary Share to be paid by NCR to Retalix’s shareholders in the proposed Merger.

Following receipt of the updated non-binding expression of interest with the $29.25 share price, the Retalix Transactions Committee met on November 8, 2012, and again on November 11, 2012, and, after deliberation, determined that the consideration was not adequate value for Retalix’s shareholders.  Thereafter, Mr. Sheffer and Mr. Nuti had a telephone call where Mr. Sheffer indicated that while Retalix believed in the potential for the proposed business combination, it was not likely to proceed with a transaction at that price, but that he thought that an increase in the price to $30.50 per Ordinary Share might be compelling.  Following that call, Mr. Sheffer and Mr. Nuti continued to engage in discussions and communications regarding the share price, and the parties and their advisors continued the due diligence process and began to negotiate the terms of the draft Merger Agreement.

On November 13, 2012, the Retalix Board of Directors held a meeting at which representatives of Meitar were present. During the course of the meeting, the Retalix Board of Directors discussed the status of the discussions and negotiations with NCR regarding the potential Merger which appeared to be coming to a conclusion on final terms. Following discussion, the Board of Directors determined to continue to pursue the potential Merger with NCR.

On November 15, 2012, the Retalix Transactions Committee met, deliberated and decided that a price of $30 per Ordinary Share would constitute adequate value for Retalix’s shareholders. The Retalix Transactions Committee further decided that in light of progress in negotiations between Meitar and M&F with respect to the definitive Merger Agreement, and in light of the significant progress on the due diligence conducted by NCR, that it would be appropriate to retain Jefferies & Company, Inc. (which we refer to as Jefferies) to provide its opinion concerning the fairness, from a financial point of view, of the cash consideration being offered in the proposed Merger to Retalix’s shareholders.

On November 16, 2012, following their continued discussions and communications subsequent to their November 7th telephone conversation, Mr. Nuti sent Mr. Sheffer a revised non-binding expression of interest in which NCR reaffirmed its proposal to acquire Retalix and offered to pay $30 per Ordinary Share in the proposed Merger, subject to approval of the proposed Merger by NCR’s Board of Directors, completion of due diligence and agreement on definitive documentation.  During the following week, NCR continued its due diligence of Retalix, and NCR, Retalix and their advisors continued to negotiate and finalize the proposed Merger Agreement.

        On November 19-20, 2012, representatives of Retalix and Meitar met with representatives of NCR and M&F in the New York offices of M&F to attempt to settle the open issues in the draft Merger Agreement and related transaction documentation, including the Voting Agreement to be entered into by each of Retalix’s most significant shareholders, the Alpha Group and Ronex Holdings, Limited Partnership, in which they would agree to vote in favor of the proposed Merger with NCR at the Retalix special general shareholders meeting that would be held to approve such Merger.  In addition, subsequent to the in person meeting, M&F and Meitar exchanged various drafts of the Merger Agreement and Voting Agreement, and Meitar delivered to M&F an initial draft of Retalix’s disclosure schedule to the Merger Agreement.  The discussions regarding the Merger Agreement primarily centered on deal certainty, including closing conditions, the proposed amounts of the break-up fee, provisions related to the definition of superior proposal, as well as Retalix’s Board of Directors’ fiduciary outs and the matching rights afforded to NCR with respect to any subsequent acquisition proposals made by third parties. The discussions regarding the Voting Agreement primarily centered on the Significant Shareholders’ ability to terminate the Voting Agreement concurrently with Retalix’s ability to terminate the Merger Agreement.

Starting on November 23, 2012 and continuing until the execution of the Merger Agreement, representatives of NCR, Retalix, M&F and Meitar negotiated the Merger Agreement, Voting Agreement and Retalix’s disclosure schedule to the Merger Agreement.  As part of the negotiations on the Merger Agreement, NCR agreed to reduce the proposed break-up fee from $30 million to $22.5 million, eliminate a closing condition associated with the receipt of third-party consents and provide a fiduciary out for the Retalix Board of Directors based on a specified intervening event.  As part of the negotiations on the Voting Agreement, NCR agreed to allow the Significant Shareholders to terminate the Voting Agreement in the event that Retalix terminates the Merger Agreement in connection with a fiduciary out or if the Retalix Board of Directors, consistent with its fiduciary duties, changes its recommendation to Retalix’s shareholders to vote in favor of the transaction.

On November 26, 2012, Retalix’s Audit Committee and its Compensation Committee  considered and approved the cash bonuses and acceleration of vesting of options for certain Retalix officers in connection with the proposed Merger with NCR that are described under the heading “The Merger—Interests of Our Executive Officers and Directors in the Merger.”

On the following day, November 27, 2012, Retalix’s Audit Committee, followed by its Board of Directors, held meetings at which representatives of Meitar and Jefferies were present. The purpose of the meetings was to consider the final terms of the proposed Merger Agreement for approval, and to provide required approvals of indemnification, exculpation and insurance for officers and directors of Retalix that would be provided in connection with the prospective merger with NCR. Following a discussion of the proposed Merger and the terms of the proposed Merger Agreement, Jefferies delivered to the Board of Directors its oral opinion (which was subsequently confirmed in a written opinion) to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth in its opinion, the Merger Consideration of $30.00 per Ordinary Share in cash to be received by holders of Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.  Meitar also counseled the Audit Committee and Board of Directors as to their respective fiduciary duties in consideration of the NCR proposal.  Following their respective discussions, the Retalix Audit Committee and Board of Directors, respectively, unanimously determined that the Merger was in the best interests of Retalix and its shareholders and approved the Merger Agreement, as well as approved the officer and director insurance, exculpation and indemnification allowances, and recommended that assuming the execution of the Merger Agreement, that the Retalix Board of Directors should call a special general meeting of Retalix’s shareholders to approve the Merger and the Merger Agreement pursuant to the Companies Law, with a recommendation that the shareholders provide such approval.

        Also on November 27, 2012, NCR sent an initial draft of the Retention Agreement to Mr. Sheffer, which agreement would affirm the retention of Mr. Sheffer as Chief Executive Officer of Retalix following consummation of the Merger in accordance with his existing employment contract.  The Retention Agreement was executed by Mr. Sheffer on November 28, 2012, concurrently with the execution of the Merger Agreement.

In the morning (New York time) of November 28, 2012, NCR’s Board of Directors held a telephonic meeting in which representatives of M&F and J.P. Morgan participated.  At the meeting, J.P. Morgan delivered a written opinion to NCR’s Board of Directors to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth in its opinion, the Merger Consideration of $30.00 per Ordinary Share in cash to be received by holders of Ordinary Shares of Retalix pursuant to the Merger Agreement was fair, from a financial point of view, to NCR.  After receipt of J.P. Morgan’s opinion and after deliberation, the NCR Board of Directors approved the Merger, the Merger Agreement and the transactions contemplated thereby, as well as the Voting Agreement and Mr. Sheffer’s Retention Agreement and the benefits set forth therein.

        In the afternoon (New York time) of November 28, 2012, Retalix and NCR finalized and entered into the Merger Agreement.  NCR and the Significant Shareholders finalized and entered into the Voting Agreement.

        In the early evening of November 28, 2012 (New York time), Retalix and NCR announced the execution of the Merger Agreement.

Our Reasons for Approving the Merger

        Our Audit Committee and Board of Directors determined that the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Retalix and its shareholders, and approved the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and determined to recommend that the Retalix shareholders approve the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

         In evaluating the Merger, our Audit Committee and Board of Directors consulted with Retalix management and Retalix’s legal, financial and other outside professional advisors and considered various information and factors in connection with the Merger, including those material factors described below. Among the information and material factors considered by our Audit Committee and Board of Directors were the following:

Financial Condition; Prospects of Company

•
The Company’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of Ordinary Shares (which is not feasible to quantify numerically).

•
The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving its growth in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the retail food industry specifically; (ii) the current and prospective highly competitive climate and continuous price pressures in the retail and distribution food and fuel information systems industries and among Retalix’s customers, and the possibility of further consolidation in such industries; (iii) the likelihood that new market entrants may attempt to develop and acquire retail and distribution food and fuel information systems, and the likelihood that the Company is likely to compete with additional, new companies in the future; and (iv) the “Risk Factors” set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

Strategic Alternatives

Our Board of Directors considered the trends and competitive developments in the industry and the range of strategic alternatives available to Retalix. These alternative strategies included remaining a stand-alone company and, based on prior periodic discussions with other companies about potential business combinations, the possibility of business combination transactions with third parties.

Our Board of Directors further considered that, under the terms of the Merger Agreement, in certain circumstances our Board of Directors would be permitted to provide nonpublic information and negotiate alternative acquisition transactions consistent with its fiduciary duties. Our Board of Directors believed it was well-informed about the opportunities for acquisition and business combination transactions and how potential acquirers and strategic partners would likely value Retalix’s business in the context of an acquisition or business combination, and took this knowledge and experience into account in considering strategic alternatives available to Retalix. Our Board of Directors determined that the Merger was more favorable to Retalix and its shareholders than other possible strategic alternatives known to Retalix at that time.

Financial Terms; Opinion of Financial Advisor; Certainty of Value

•	Historical market prices, volatility and trading information with respect to Ordinary Shares, including that the Merger Consideration of US$30.00 per share in cash:

m	represented a premium of 40.8% over the closing price of the Ordinary Shares on the NASDAQ Global Select Market on November 26, 2012;

m	represented a premium of 46.4% and 47.0% over the one- and three-month, respectively, average closing prices of Ordinary Shares on the NASDAQ Global Select Market prior to November 26, 2012; and

m	exceeded by 39.5% the 52-week high price of our Ordinary Shares on the NASDAQ Global Select Market prior to November 26, 2012.

•
The oral opinion of Jefferies delivered on November 27, 2012, subsequently confirmed in a written opinion dated November 28, 2012, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth therein, the Merger Consideration of $30.00 per Ordinary Share in cash to be received by holders of Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption, “Opinion of Financial Advisor.”

•	The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders.

Fiduciary Out

•	The Merger Agreement has customary no solicitation and termination provisions which should not preclude third parties from making “superior offers”:

m
The Company can furnish nonpublic information or enter into discussions or negotiations with respect to an acquisition proposal if our Board of Directors determines in good faith (i) that such acquisition proposal constitutes or would reasonably be expected to lead to a superior offer, and (ii) after consultation with outside legal counsel,  that failing to take such action would result in a breach by our Board of Directors of its fiduciary duties to the Company and its shareholders under applicable law.

m
If our Board of Directors determines in good faith, after consultation with outside legal counsel, that an acquisition proposal constitutes a superior offer, it can (after giving NCR a five business day “match right,” which will be extended by an additional three business days following each and every material revision or material modification to the acquisition proposal) terminate the Merger Agreement (and pay a $22.5 million termination fee) and enter into an agreement with respect to the superior offer.

m
The Voting Agreement automatically terminates (among other reasons) (i) upon a termination of the Merger Agreement for any reason, (ii) upon a change in recommendation by our Board of Directors with respect to the Merger, or (iii) if our Board of Directors becomes entitled to enter into any letter of intent, memorandum of understanding, acquisition agreement or similar agreement that contemplates an acquisition proposal by a third party, in accordance with the terms of the Merger Agreement~~.~~; provided that the Voting Agreement would not terminate, but the obligations of the Significant Shareholders thereunder would be temporarily suspended, until the lapse of the period that NCR has the right to exercise its “matching right.” Therefore, the Voting Agreement does not frustrate our Board of Directors’ ability to accept a superior offer and to obtain shareholder approval of such superior offer.

m
If the Company terminates the Merger Agreement in order to accept a superior offer (or if NCR terminates the Merger Agreement as a result of our Board of Directors’ change of its recommendation, recommendation of an alternative transaction or breach of the non-solicitation restrictions under the Merger Agreement), the Company is required to pay NCR a termination fee of $22.5 million (equal to approximately 2.8% of the aggregate equity value of the transaction); our Board of Directors believes that such termination fee is customary and would not deter any interested third party from making, or inhibit our Board of Directors from approving, a superior offer if such offer were available.

•	The Merger Agreement has customary terms that were the product of arm’s-length negotiations.

Likelihood of Consummation

•
The Significant Shareholders, who owned approximately 37.5% of the outstanding Ordinary Shares as of December 9, 2012, as well as warrants that would raise their percentage ownership of the outstanding Ordinary Shares to 40.5% based on the number of Ordinary Shares outstanding as of December 9, 2012, have entered into a Voting Agreement and agreed to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

•
The only antitrust conditions are the expiration or termination of the applicable waiting periods under the HSR Act, and the receipt of approval of the Merger from the General Director of the Israel Antitrust Authority.

•
There are no third party consents that are conditions to the transaction other than the approval of Israel’s Investment Center with regard to the continuousness of the tax benefits to which the Company is eligible with respect to its Approved Enterprise Status or Benefited Enterprise Status.

•
There are no financing conditions, and NCR’s substantial cash resources, including its offshore balance sheet cash to be used to fund the Merger Consideration, Option Consideration and Warrant Consideration, as well as NCR’s access to new and existing debt for such funding, strongly reduce the possibility that it will be unable to pay the Merger Consideration, Option Consideration or Warrant Consideration.

Other Terms

Our Board of Directors took into account management’s recommendation in favor of the Merger.

Risks and Uncertainties

Our Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	The Company’s current shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

•
Certain closing conditions to the Merger, specifically the condition that a certain number of our employees who fall within specific categories continue to remain employed by the Company, which are beyond our control.

•
The regulatory approvals required to complete the Merger and the risk that the applicable governmental authorities may seek to impose unfavorable terms or conditions on the required approvals or may challenge or decide not to approve the Merger. Our Board of Directors also considered the potential length of the regulatory approval process. See “–Regulatory Matters.” Our Board of Directors noted the views of members of Retalix’s management team and of Retalix’s legal advisors as to the timing of, and the process and factors involved, in seeking such approvals.

•	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

m
the market price of Ordinary Shares, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Ordinary Shares by short-term investors following the announcement of termination of the Merger Agreement;

m	the Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

m	the ability to attract and retain key personnel; and

m	relationships with customers and others that do business with the Company.

•
The possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees and the impact of the transaction on the Company’s customers and others that do business with the Company.

•
The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction), and (ii) the termination fee that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior offer.

•
The restriction on soliciting competing offers and the risk that some provisions of the Merger Agreement and related documents, including the termination fee that may be payable by us, might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of our company.

•	The interests of the Company’s CEO, CFO and other officers in the Merger, including certain arrangements as described under “–Interests of our Executive Officers and Directors in the Merger”.

•
The fact that certain of our directors and officers may have conflicts of interest in connection with the Merger, as they may receive certain benefits that are different from, and/or in addition to, those of our other shareholders.

•	The fact that receipt of the Merger Consideration would be taxable to the Company’s shareholders.

•	The risks described under the section entitled “Risk Factors.”

Our Board of Directors believed that, overall, the potential benefits of the Merger to our company and our shareholders outweighed the risks and uncertainties.

The preceding discussion of the information and factors considered by our Board of Directors is not intended to be exhaustive but includes the material factors considered by our Board of Directors. In view of the wide variety of factors considered by our Board of Directors in connection with its evaluation of the Merger, our Board of Directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of our Board of Directors may have given different weight to different factors. Our Board of Directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

Our Board of Directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. This explanation of our Board of Directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. Under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli District Court. The court, in its discretion, may provide a remedy to any creditor who so objects if it establishes that there is a reasonable concern that, as a result of the Merger, the surviving company will not be able to satisfy its obligations to our and Merger Sub’s creditors following completion of the Merger.

Opinion of Financial Advisor

We retained Jefferies & Company, Inc. (which we refer to as Jefferies) to provide to our Board of Directors certain services in relation to a possible merger, sale or other strategic business combination, including to provide an opinion to our Board of Directors as to the fairness to the holders of Ordinary Shares of the consideration to be received by such holders in any such transaction. At the meeting of the Board of Directors on November 27, 2012, Jefferies rendered its oral opinion to the Board of Directors, subsequently confirmed in a written opinion dated November 28, 2012, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth therein, the Merger Consideration of $30.00 per Ordinary Share in cash to be received by holders of our Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Jefferies, dated as of November 28, 2012, is attached hereto as Appendix C.  The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion.  We encourage you to read the opinion carefully and in its entirety.  Jefferies’ opinion was directed to our Board of Directors and addresses only the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Ordinary Shares pursuant to the Merger Agreement as of the date of the opinion.  It does not address any other aspects of the Merger and does not constitute a recommendation as to how any holder of Ordinary Shares should vote on the Merger or any matter related thereto.  The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its written opinion, Jefferies, among other things:

•	reviewed a draft dated November 28, 2012 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about the Company;

•	reviewed certain information furnished to Jefferies by our management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

•	held discussions with members of our senior management concerning the matters described in the prior two bullet points;

•	reviewed the share trading price history and valuation multiples for the Ordinary Shares and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to Jefferies or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies.  In its review, Jefferies relied on assurances of our management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading.  In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company.  Jefferies was not furnished with any such evaluations or appraisals and did not assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. We informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of our management as to the future financial performance of the Company.  Jefferies expressed no opinion as to our financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion.  Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to the Company and the Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its shareholders.  In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of Ordinary Shares.  Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it.  Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Retalix, NCR or the contemplated benefits of the Merger.

In addition, Jefferies was not requested to and did not provide advice concerning the structure, the specific amount of the Merger Consideration, or any other aspects of the Merger, or to provide services other than the delivery of its opinion.  Jefferies was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Jefferies did not participate in negotiations with respect to the terms of the Merger and related transactions.  Consequently, Jefferies assumed that such terms were the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such transactions, and Jefferies expressed no opinion whether any alternative transaction might result in consideration more favorable to the Company’s shareholders than that contemplated by the Merger Agreement.

Jefferies’ opinion was solely for the use and benefit of our Board of Directors in its consideration of the Merger, and Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein.  Jefferies’ opinion does not constitute a recommendation as to how any holder of Ordinary Shares should vote on the Merger or any matter related thereto.  In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of Ordinary Shares.  Jefferies expressed no opinion as to the price at which Ordinary Shares will trade at any time.  Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of our officers, directors or employees, or any class of such persons, in connection with the Merger relative to the consideration to be received by holders of Ordinary Shares.  Jefferies’ opinion was authorized by the Fairness Committee of Jefferies & Company, Inc.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description.  Jefferies believes that its analyses must be considered as a whole.  Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion.  In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of the Company’s actual value.  Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond our and Jefferies’ control.  The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.  In addition, analyses relating to the per share value of Ordinary Shares do not purport to be appraisals or to reflect the prices at which Ordinary Shares may actually be sold.  The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the Merger Consideration of $30.00 per Ordinary Share in cash to be received by holders of Ordinary Shares pursuant to the Merger Agreement, and were provided to our Board of Directors in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion and that were presented to our Board of Directors on November 27, 2012.  The financial analyses summarized below include information presented in tabular format.  In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Transaction Overview

Based upon the approximately 26.35 million Ordinary Shares that were outstanding as of November 26, 2012 on a fully diluted basis (calculated using the treasury stock method), Jefferies noted that the Merger Consideration of $30.00 per Ordinary Share implied an equity value of approximately $790.5 million.  After adding an aggregate of approximately $5.2 million of minority interest and subtracting approximately $133.1 million of cash and cash equivalents, in each case as of September 30, 2012, Jefferies noted that the Merger Consideration of $30.00 per Ordinary Share implied an enterprise value of approximately $662.6 million.  Jefferies also noted that the Merger Consideration of $30.00 per Ordinary Share represented a premium of 38.8% over the closing price per Ordinary Share on November 26, 2012 on the Tel Aviv Stock Exchange of $21.61 and 51.1% over the closing price per Ordinary Share on October 30, 2012 on the Tel Aviv Stock Exchange of $19.85 (such closing prices per Ordinary Share calculated based on foreign exchange rates as of such dates).

Historical Trading Analysis

In its analysis, Jefferies reviewed the price trading history of Ordinary Shares on the Tel Aviv Stock Exchange for the one-year and five-year periods ending November 26, 2012.  In addition, Jefferies reviewed the price trading history of Ordinary Shares on the Tel Aviv Stock Exchange for the one-year period ending November 26, 2012 in relation to the Standard & Poor’s 500 Index, the NASDAQ Composite Index and a composite index consisting of the following companies in the retail and hospitality software and systems industry, which are referred to as the “Selected Comparable Companies”:

•	Cegid S.A.,
•	Ingenico S.A.,
•	Manhattan Associates, Inc.,
•	MICROS Systems, Inc. and
•	VeriFone Systems, Inc.

This analysis indicated that during the one-year period ending November 26, 2012, the trading price of Ordinary Shares on the Tel Aviv Stock Exchange rose 45.4%, the Standard & Poor’s 500 Index rose 17.9%, the NASDAQ Composite Index rose 17.8%, and the composite index consisting of the Selected Comparable Companies declined 2.1%.

Selected Comparable Company Analysis

Using publicly available information and information provided by our management, Jefferies analyzed the trading multiples of the Company and the corresponding trading multiples of the Selected Comparable Companies.  In its analysis, Jefferies derived and compared multiples for the Company and the Selected Comparable Companies, calculated as follows:

•	the enterprise value divided by revenue for the last twelve months, or LTM Revenue, which is referred to below as “Enterprise/LTM Revenue”;
•	the enterprise value divided by estimated revenue for the calendar year 2012, or 2012E Revenue, which is referred to below as “Enterprise Value/2012E Revenue”;
•	the enterprise value divided by estimated revenue for the calendar year 2013, or 2013E Revenue, which is referred to below as “Enterprise Value/2013E Revenue”;
•
the enterprise value divided by earnings before interest, taxes, depreciation and amortization (excluding amortization of acquired intangible assets, stock based compensation and other non-recurring items), or Adjusted EBITDA, for the last twelve months, or LTM Adjusted EBITDA, which is referred to below as “Enterprise Value/LTM Adjusted EBITDA”;

•	the enterprise value divided by estimated Adjusted EBITDA for the calendar year 2012, or 2012E Adjusted EBITDA, which is referred to below as “Enterprise Value/2012E Adjusted EBITDA”; and
•	the enterprise value divided by estimated Adjusted EBITDA for the calendar year 2013, or 2013E Adjusted EBITDA, which is referred to below as “Enterprise Value/2013E Adjusted EBITDA.”

This analysis indicated the following:

Selected Comparable Company Multiples

Benchmark	High		Low		Median
Enterprise Value/LTM Revenue	2.9	x	0.8	x	2.2	x
Enterprise Value/2012E Revenue	2.9	x	0.8	x	2.3	x
Enterprise Value/2013E Revenue	2.6	x	0.8	x	2.0	x
Enterprise Value/LTM Adjusted EBITDA	11.7	x	7.0	x	10.7	x
Enterprise Value/2012E Adjusted EBITDA	11.4	x	6.6	x	10.4	x
Enterprise Value/2013E Adjusted EBITDA	10.2	x	5.8	x	9.5	x

Based upon the multiples set forth in the table above, Jefferies used the reference ranges for the benchmarks set forth below and applied such ranges to the Company’s LTM Revenue as of September 30, 2012, 2012E Revenue, 2013E Revenue, LTM Adjusted EBITDA as of September 30, 2012, 2012E Adjusted EBITDA and 2013E Adjusted EBITDA to determine implied enterprise values for the Company.  Jefferies then subtracted minority interest and added cash and cash equivalents to determine an implied equity value.  Based upon the number of Ordinary Shares that were outstanding as of November 26, 2012 on a fully diluted basis (calculated using the treasury stock method), this analysis indicated the ranges of implied values per Ordinary Share set forth opposite the relevant benchmarks below, compared in each case to the Merger Consideration of $30.00 per Ordinary Share:

Selected Comparable Company Reference Ranges and
Implied Price Ranges

Benchmark	Reference Range	Implied Price Range
Enterprise Value/LTM Revenue	2.00x - 3.00x	$25.35 - $34.99
Enterprise Value/2012E Revenue	1.75x - 2.75x	$23.39 - $33.29
Enterprise Value/2013E Revenue	1.50x - 2.50x	$23.65 - $35.37
Enterprise Value/LTM Adjusted EBITDA	10.00x - 12.00x	$16.07 - $18.13
Enterprise Value/2012E Adjusted EBITDA	9.75x - 11.75x	$17.27 - $19.60
Enterprise Value/2013E Adjusted EBITDA	8.50x - 10.50x	$19.74 - $22.96

None of the Selected Comparable Companies is identical to the Company.  In evaluating the Selected Comparable Companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond our and Jefferies’ control.  Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using selected company data.

Selected Comparable Transactions Analysis

Using publicly available and other information, Jefferies examined the following sixteen transactions announced since January 1, 2010 involving companies in the retail and hospitality software and systems industry with transaction values between $125 million and $2 billion.  The transactions considered and the date that each transaction was announced were as follows:

Date Announced	Acquiror	Target
November 1, 2012	RedPrairie Corporation	JDA Software Group, Inc.
May 2, 2012	Francisco Partners	Kewill Ltd.
April 26, 2012	MICROS Systems, Inc.	Torex Retail Holdings, Ltd.
April 17, 2012	Toshiba TEC Corporation	IBM Retail Store Solutions
December 7, 2011	International Business Machines Corporation	DemandTec, Inc.
November 12, 2011	VeriFone Systems Inc.	Point International AB
July 11, 2011	NCR Corporation	Radiant Systems, Inc.
April 4, 2011	Apax Partners LLP	Epicor Software Corporation
April 4, 2011	Apax Partners LLP	Activant Solutions Inc.
March 11, 2011	Golden Gate Capital	Lawson Software Inc.
November 17, 2010	VeriFone Systems Inc.	Hypercom Corporation
November 2, 2010	Oracle Corporation	Art Technology Group Inc.
August 13, 2010	International Business Machines Corporation	Unica Corporation
July 26, 2010	Roper Industries, Inc.	iTradeNetwork, Inc.
April 21, 2010	Visa Inc.	CyberSource Corporation
February 22, 2010	New Mountain Capital, L.L.C.	RedPrairie Holding, Inc.

Using publicly available and other estimates for each of these transactions, Jefferies reviewed the transaction value as a multiple of the target company’s (i) revenue for the last twelve months as of the announcement date of such transaction, which is referred to below as “Transaction Value/LTM Revenue,” and (ii) Adjusted EBITDA for the last twelve months as of the announcement date of such transaction, which is referred to below as “Transaction Value/LTM Adjusted EBITDA.”

This analysis indicated the following:

Selected Comparable Transactions Multiples

Benchmark	High		Low		75th Percentile		Median		25th Percentile
Transaction Value/LTM Revenue	6.8	x	0.7	x	4.4	x	2.6	x	1.9	x
Transaction Value/LTM Adjusted EBITDA	30.0	x	7.8	x	17.3	x	12.9	x	10.4	x

Based on the multiples set forth in the table above, Jefferies used the reference ranges for the benchmarks set forth below and applied such ranges to the Company’s LTM Revenue and LTM Adjusted EBITDA, in each case as of September 30, 2012, to determine implied enterprise values for the Company.  Jefferies then subtracted minority interest and added cash and cash equivalents to determine an implied equity value.  Based upon the number of Ordinary Shares that were outstanding as of November 26, 2012 on a fully diluted basis (calculated using the treasury stock method), this analysis indicated the ranges of implied values per Ordinary Share, on a fully diluted basis, set forth opposite the relevant benchmarks below, compared in each case to the Merger Consideration of $30.00 per Ordinary Share:

Selected Comparable Transactions Reference Ranges and
Implied Price Ranges

Benchmark	Reference Range	Implied Price Range
Transaction Value/LTM Revenue	2.25x - 3.25x	$27.76 - $37.41
Transaction Value/LTM Adjusted EBITDA	12.00x - 20.00x	$18.13 - $26.19

No transaction utilized as a comparison in the selected comparable transaction analysis is identical to the Merger.  In evaluating the Merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond our and Jefferies’ control.  Mathematical analysis, such as determining the mean or the median, is not in itself a meaningful method of using selected transaction data.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the fiscal year ending December 31, 2015 using our management’s financial projections, terminal exit multiples ranging from 10.00x to 12.00x LTM Adjusted EBITDA and the following two sets of discount rate ranges: (i) discount rates ranging from 10.75% to 11.75%  (derived from an estimated weighted average cost of capital analysis based on the estimated U.S. risk free rate), which is referred to below as the “Case 1 Discount Rate Range”, and (ii) discount rates ranging from 13% to 14%  (derived from an estimated weighted average cost of capital analysis based on the estimated Israel risk free rate), which is referred to below as the “Case 2 Discount Rate Range.”

To determine the implied total equity value for the Company, Jefferies subtracted minority interest and added cash and cash equivalents to the implied enterprise value for the Company.  Based upon the number of Ordinary Shares that were outstanding as of November 26, 2012 on a fully diluted basis (calculated using the treasury stock method), this analysis indicated a range of implied values per Ordinary Share of approximately $28.99 to $33.87 using the Case 1 Discount Rate Range and approximately $27.67 to $32.24 using the Case 2 Discount Rate Range, compared in each case to the Merger Consideration of $30.00 per Ordinary Share.

Premiums Paid Analysis

Using publicly available information, Jefferies analyzed the premiums offered in 64 selected merger and acquisition transactions announced since January 1, 2010 involving a North American technology company target with transaction values between $200 million and $1 billion.

For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s closing share price one day and twenty days prior to the transaction’s announcement.  This analysis indicated the following premiums for those time periods prior to announcement:

Time Period Prior to Announcement	25th Percentile Premium	Median Premium	75th Percentile Premium
1 day	21.5%	33.4%	50.1%
20 days	24.1%	39.9%	62.2%

Using a reference range of the 25th percentile and 75th percentile premiums for each time period listed above, Jefferies performed a premiums paid analysis using the closing price per Ordinary Share on November 26, 2012 and October 30, 2012, which is one day and twenty days prior to the date of Jefferies’ presentation to the Board of Directors on November 27, 2012, respectively.  This analysis indicated a range of implied value per Ordinary Share of approximately $26.26 to $32.44 based on the closing price per Ordinary Share on November 26, 2012 and $24.63 to $32.20 based on the closing price per Ordinary Share on October 30, 2012, compared in each case to the Merger Consideration of $30.00 per Ordinary Share.

General

Jefferies’ opinion was one of many factors taken into consideration by our Board of Directors in making its determination to approve the Merger and should not be considered determinative of the views of our Board of Directors or management with respect to the Merger or the Merger Consideration.

Jefferies was selected by our Board of Directors based on Jefferies’ qualifications, expertise and reputation.  Jefferies is an internationally recognized investment banking and advisory firm.  Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

Pursuant to an engagement agreement between the Company and Jefferies, dated November 27, 2012, we have agreed to pay Jefferies a customary fee, a portion of which was payable upon delivery of its opinion and a portion of which is payable contingent upon the consummation of the Merger.  We have agreed to reimburse Jefferies for expenses incurred.  We also have agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement.  Jefferies maintains a market in the securities of Retalix, and in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of Retalix or NCR and/or Retalix’s or NCR’s affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities.  In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to Retalix, NCR or entities that are affiliated with Retalix or NCR, for which it would expect to receive compensation.  Except as otherwise expressly provided in its engagement letter with the Company, Jefferies’ opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without Jefferies’ prior written consent.

Financing of the Merger

Under the Merger Agreement, consummation of the Merger is not conditioned on NCR’s receipt of financing for the Merger Consideration, Option Consideration or Warrant Consideration that it will pay to Retalix’s security holders.

NCR intends to finance the Merger Consideration, Option Consideration and Warrant Consideration from its cash on hand, borrowings under its senior secured credit facility, and proceeds from its recently announced offering of $500 million aggregate principal amount of 4.625% senior notes due 2021.  At September 30, 2012, NCR’s cash and cash equivalents totaled approximately $581 million, which included approximately $457 million of cash and cash equivalents held by NCR’s foreign subsidiaries.

The terms of  NCR’s senior secured credit facility are described below and in NCR’s consolidated financial statements and in the periodic reports that NCR files with the SEC pursuant to the Exchange Act, including in NCR’s annual report on Form 10-K for the 2011 fiscal year, filed with the SEC on February 28, 2012, and NCR’s quarterly report on Form 10-Q for the quarter ended September 30, 2012, filed with the SEC on October 26, 2012, which descriptions are incorporated by reference herein.  The terms of the $500 million aggregate principal amount of 4.625% senior notes due 2021 being offered by NCR are described below.

Senior Secured Credit Facility

In August 2011, NCR entered into a five-year secured credit facility (which we refer to as the NCR Secured Credit Facility) with JPMorgan Chase Bank, N.A. (which we refer to as JPMCB), as administrative agent, and a syndicate of lenders to borrow up to $1.4 billion.  The NCR Secured Credit Facility consists of a term loan facility in an aggregate principal amount of $700 million and a revolving credit facility in an aggregate principal amount of $700 million.  On August 22, 2012, NCR entered into an Incremental Facility Agreement (which we refer to as the NCR Incremental Facility Agreement) with and among the lenders party thereto and JPMCB, as administrative agent.  The NCR Incremental Facility Agreement relates to, and was entered into pursuant to, the NCR Secured Credit Facility, amended as of December 21, 2011 and as amended and restated as of August 22, 2012, with and among the lenders party thereto and JPMCB, as the administrative agent (which we refer to as the Second Amendment to the NCR Secured Credit Facility).  The Incremental Facility Agreement supplemented the amounts available to NCR by $300 million by establishing a $150 million new tranche of term loan commitments and a $150 million new tranche of revolving loan commitments, bringing the total sum available under the Second Amendment to the NCR Secured Credit Facility and the NCR Incremental Facility Agreement to $1.7 billion.

As of September 30, 2012, the outstanding balance under the term loan facility of the NCR Secured Credit Facility (which we refer to as the NCR Term Loan Facility) was $850 million, and the outstanding balance under the revolving credit facility of the NCR Secured Credit Facility (which we refer to as the NCR Revolving Credit Facility) was zero.  The NCR Revolving Credit Facility also allows a portion of the availability to be used for outstanding letters of credit, and as of September 30, 2012, outstanding letters of credit totaled approximately $19 million.

Of the outstanding principal balance of the NCR Term Loan Facility, $700 million is required to be repaid in quarterly installments of $17.5 million beginning March 31, 2013, with the balance of $455 million being due in August 2016, and $150 million is required to be repaid in quarterly installments of $3.75 million beginning March 31, 2014, with the balance of $97.5 million being due in August 2017.  Borrowings under the NCR Revolving Credit Facility are due in August 2016 or, in the case of the NCR Incremental Facility, in August 2017.  Amounts outstanding under the NCR Secured Credit Facility bear interest, at NCR’s option, at a base rate equal to the highest of (i) the federal funds rate plus 0.50%, (ii) the administrative agent's “prime rate” and (iii) the one-month LIBOR rate plus 1.00% (the Base Rate) or LIBOR, plus a margin ranging from 0.25% to 1.50% for Base Rate-based loans that are either term loans or revolving loans and ranging from 1.25% to 2.50% for LIBOR-based loans that are either term loans or revolving loans, depending on NCR’s consolidated leverage ratio.  The terms of the NCR Secured Credit Facility also require certain other fees and payments to be made by NCR.

NCR’s obligations under the NCR Secured Credit Facility are guaranteed by certain of its wholly-owned domestic subsidiaries.  The NCR Secured Credit Facility and these guarantees are secured by a first priority lien and security interest in certain equity interests owned by NCR and the guarantor subsidiaries in certain of their respective domestic and foreign subsidiaries.  These security interests will be released when NCR achieves an “investment grade” rating, and will remain released so long as NCR maintains that rating.

The NCR Secured Credit Facility includes affirmative, negative and financial covenants that restrict or limit the ability of NCR and its subsidiaries to, among other things, incur indebtedness; create liens on assets; engage in certain fundamental corporate changes or changes to NCR’s business activities; make investments; sell or otherwise dispose of assets; engage in sale-leaseback or hedging transactions; repurchase stock, pay dividends or make similar distributions; repay other indebtedness; engage in certain affiliate transactions; or enter into agreements that restrict NCR’s ability to create liens, pay dividends or make loan repayments.  These covenants, which were amended in August 2012, also require NCR to maintain:

●
a consolidated leverage ratio on the last day of any fiscal quarter, not to exceed (i) in the case of any fiscal quarter ending prior to December 31, 2013, (a) the sum of (x) 3.50 and (y) an amount (not to exceed 1.00) to reflect new debt used to reduce NCR's unfunded pension liabilities, to (b) 1.00, (ii) in the case of any fiscal quarter ending on or after December 31, 2013 and prior to December 31, 2015, (a) the sum of (x) 3.25 and (y) an amount (not to exceed 1.00) to reflect new debt used to reduce NCR's unfunded pension liabilities, to (b) 1.00, and (iii) in the case of any fiscal quarter ending on or after December 31, 2015 3.50 to 1.00; and

●
an interest coverage ratio of at least (i) 3.50 to 1.00, in the case of any four consecutive fiscal quarters ending prior to December 31, 2013, and (ii) 4.00 to 1.00, in the case of any four consecutive fiscal quarters ending on or after December 31, 2013.

The NCR Secured Credit Facility also contains events of default, which are customary for similar financings.  Upon the occurrence of an event of default, the lenders may, among other things, terminate the loan commitments, accelerate all loans and require cash collateral deposits in respect of outstanding letters of credit.

NCR may request, at any time and from time to time, but the lenders are not obligated to fund, the establishment of one or more incremental term loans and/or revolving credit facilities with commitments in an aggregate amount not to exceed $500 million, the proceeds of which can be used for working capital requirements and other general corporate purposes.  As discussed above, the NCR Incremental Facility Agreement included $300 million of such commitments.  Therefore, there is a remaining capacity for $200 million of additional incremental term loans and/or incremental revolving commitment under the NCR Secured Credit Facility, subject to receipt of lender commitments.

4.625% Senior Notes Due 2021

On December 4, 2012, NCR announced the pricing of an offering of $500 million aggregate principal amount of 4.625% senior notes due 2021 (which we refer to as the NCR Notes) at a price of 100.000% of the principal amount, to qualified institutional buyers pursuant to Rule 144A, and outside of the United States pursuant to Regulation S, under the Securities Act of 1933 as amended (which we refer to as the Securities Act), which result in gross proceeds of $500 million.  The NCR Notes will be general unsecured senior obligations of NCR and will be guaranteed by its subsidiaries NCR International, Inc., a Delaware corporation, and Radiant Systems, Inc., a Georgia corporation.

The offering is expected to close on December 18, 2012, subject to customary closing conditions.

The NCR Notes and the related subsidiary guarantees have not been registered under the Securities Act and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This Proxy Statement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of NCR Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Material Tax Consequences of the Merger

United States Federal Income Tax Consequences

The following is a discussion of the material United States federal income tax consequences of the Merger to United States Holders and non-United States Holders (each as defined below). This discussion is based on the Internal Revenue Code of 1986 (which we refer to as the Code), the Treasury regulations promulgated thereunder, and existing administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect.  Any such change could affect the continuing validity of the following discussion.  This summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address tax considerations applicable to any holder of Ordinary Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•
a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes), an S corporation or other pass-through entity (or an investor in any of the foregoing);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a person subject to the alternative minimum tax provisions of the Code;

•
a person that received the Ordinary Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation or a holder of warrants to purchase Ordinary Shares;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Ordinary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

•	a person that entered into a voting agreement as part of the transactions described in this Proxy Statement; or

•
a person that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Ordinary Shares~~.~~;

•	a former citizen or resident of the United States;

•	a controlled foreign corporation;

•	a passive foreign investment company;

•	a corporation that accumulates earnings to avoid United States federal income tax; or

•	a non-United States Holder that is engaged in the conduct of a United States trade or business.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Ordinary Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their tax advisors regarding the tax consequences to them of the Merger.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences relevant to a United States Holder or non-United States Holder (each as defined below). This summary is for general information only and is not tax advice.  We urge each holder to consult its tax advisor with respect to the specific tax consequences of the Merger to it in light of its own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws, or under any applicable tax treaty.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Ordinary Shares that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Ordinary Shares

The exchange of Ordinary Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes~~.~~ A United States Holder who receives cash for Ordinary Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor. Gain or loss (as well as holding period) will be determined separately for each block of Ordinary Shares (i.e., Ordinary Shares acquired at the same cost in a single transaction). This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the United States Holder’s holding period for the Ordinary Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding

Proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%, but scheduled to increase to 31% on January 1, 2013) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally by providing a properly completed IRS Form W-9) and other applicable requirements of the backup withholding rules, or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

For purposes of this discussion, the term “non-United States Holder” means a beneficial owner of Ordinary Shares that is not a United States Holder including, specifically:

•	a nonresident alien individual;

•	a non-United States corporation; or

•	a non-United States estate or trust.

The following discussion applies only to non-United States Holders and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Ordinary Shares at any time is effectively connected with the conduct of a United States trade or business.

Payments with Respect to Ordinary Shares

Payments made to a non-United States Holder with respect to Ordinary Shares exchanged for cash pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, the holder will be subject to tax at a flat rate of 30% (or a lower rate if specified under an applicable income tax treaty) on any gain from the exchange of the Ordinary Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding

A non-United States Holder may be subject to backup withholding with respect to the proceeds from the disposition of Ordinary Shares pursuant to the Merger, unless, generally, the non-United States Holder or other payee certifies under penalties of perjury on an appropriate IRS Form W-8 that the non-United States Holder or other payee is not a United States person or otherwise establishes an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided that certain required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Ordinary Shares. Each holder of Ordinary Shares should consult its own tax advisor as to the particular tax consequences to it of exchanging its Ordinary Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM, INCLUDING AS TO THE TIMING OF FILINGS WITH, AND TAX ADVANCEMENTS THAT MAY NEED TO BE PAID TO, THE ISRAELI TAX AUTHORITY.
Sale of Ordinary Shares

In general, under the Israeli Income Tax Ordinance (New Version), 5721-1961 and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Ordinary Shares in the Merger is generally up to 25% for Israeli individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of up to 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 30%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to January 1, 2003. Companies are subject to the corporate tax rate (25% for the 2012 and 2013 tax years) on capital gains derived from the disposition of Ordinary Shares.

Notwithstanding the foregoing, according to the Tax Ordinance, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli resident public company, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their shares prior to our initial public offering on November 7, 1994, and that such capital gains are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under Section 130A of the Tax Ordinance. However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. resident to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as capital assets. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions, or (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

Generally, the payment for the Ordinary Shares is subject to Israeli withholding tax at a rate of up to 25%. A reduced rate of, or an exemption from, Israeli withholding tax is available to shareholders that provide a valid withholding certificate issued by the Israeli Tax Authority evidencing such reduced withholding rate or withholding exemption. In addition, we are filing with the Israeli Tax Authority an application for a ruling that provides that no Israeli withholding tax is applicable to a shareholder who provides the required information set forth in the ruling and makes certain certifications, as described below under “The Merger—Regulatory Matters—Israeli Tax Authority”. We may hold payments to shareholders in escrow pending the receipt of a final ruling from the Israeli Tax Authority and the receipt of the required documentation as set forth in the ruling from a shareholder. Any payment to a shareholder that fails to provide the required documentation as set forth in the ruling, or does not present a valid withholding certificate providing for a reduced withholding rate or an exemption from withholding, will be subject to the Israeli applicable withholding rate.

Our shareholders who acquired their shares prior to our initial public offering on the TASE on November 7, 1994 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Ordinary Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Company Options Tax Ruling

We have filed with the Israeli Tax Authority an application for a ruling providing, among other things, that: (i) NCR and/or anyone on its behalf will be exempt from withholding tax in respect of any consideration paid directly to G.L.E 102 Trusts Ltd., in its capacity as trustee (which we refer to, together with any successor thereto, as the Section 102 Trustee) for the purpose of Section 102 of the  Tax Ordinance, and any consideration paid to the Paying Agent, the Company and/or its subsidiaries, and (ii) the payments made in respect of the Company’s options issued under Section 102(b) of the Tax Ordinance and Ordinary Shares issued upon exercise or vesting of the Company’s Restricted Stock Units (which we refer to as RSUs) issued under Section 102(b) of the Tax Ordinance will not be treated as a breach of the provisions of Section 102(b) of the Tax Ordinance, subject to deposit with the Section 102 Trustee and compliance with the minimum holding period required under Section 102 of the Tax Ordinance. We refer to this ruling that we will be seeking as the Options Tax Ruling.

Regulatory Matters

Antitrust Filings

HSR Act

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the Merger, may not be consummated unless certain waiting period requirements have expired or been terminated. Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the Merger have been filed with the United States Department of Justice, Antitrust Division, referred to as the Antitrust Division, and the Federal Trade Commission, referred to as the FTC. Pursuant to the requirements of the HSR Act, the Merger may be closed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following such filings with the FTC and the Antitrust Division, unless the federal government terminates the waiting period early or issues a request for additional information and documentary material. The 30-calendar day waiting period commenced on December 7, 2012.

If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning the Merger, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the thirtieth calendar day after the date both parties substantially comply with that request, unless the waiting period is earlier terminated by the FTC or Antitrust Division. If the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day.

At any time before or after the Merger is completed, any of the DOJ, the FTC or private parties (including individual states) may bring legal actions under the antitrust laws. NCR and the Company do not believe that the closing of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Merger Agreement; Other Agreements–The Merger Agreement–Conditions to Completion of the Merger”.

Israeli Antitrust Filing

Under Israeli antitrust law, each of Retalix and NCR are required to file merger notifications to the Israeli Antitrust Authority and must wait for its approval in order to proceed with the Merger. If no ruling is provided within 30 days of the filing of the notifications, the Merger will be considered approved. The Israeli Antitrust Authority may ask to extend the 30 day waiting period with the consent of the parties or by seeking an order of the Antitrust Tribunal to that effect. It may also decide to approve the Merger in less than 30 days.

Pursuant to these requirements, Retalix and NCR are completing their Israeli merger notification filings on or about the date of this Proxy Statement.

Israeli Companies Registrar

Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar:

•
Merger Proposal. We and Merger Sub are required to jointly file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the Meeting. Both we and Merger Sub filed the required merger proposals with the Israeli Companies Registrar on December 3, 2012. Under the Companies Law, at least 50 days must pass from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Merger can become effective.

•
Notice to Creditors. In addition, each of us and Merger Sub is required to notify its creditors of the proposed Merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review. Each of us and Merger Sub has notified our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ Global Select Market, we have also published an announcement of the Merger in The New York Post within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar. Each of us and Merger Sub has notified the Israeli Companies Registrar of the notices to our respective creditors. In addition, pursuant to the Companies Law, because we employ more than 50 employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar. We have satisfied such requirement by posting a copy of the publication in a prominent location in our office in Ra’anana, Israel.

•
Shareholder Approval Notice. After the Meeting, and assuming the approval of the Merger thereat by our shareholders, we must file a notice with the Israeli Companies Registrar regarding the vote of the shareholders. The sole shareholder of Merger Sub has approved the Merger and a notice regarding the vote of the shareholder of Merger Sub was filed with the Israeli Companies Registrar on December 3, 2012. At least 30 days must pass from the date of the Meeting before the Merger can become effective.

No later than the closing date of the Merger (assuming that our shareholders approved the Merger Agreement and the Merger, and that all of the other conditions set forth in the Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of us and Merger Sub will notify the Israeli Companies Registrar that all of the conditions to the closing have been met and request that the Israeli Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Companies Law. Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Companies Registrar will be required to register the Merger in the surviving company’s register and to issue the surviving company a certificate regarding the Merger.

Israeli Investment Center

The change in the composition of our shareholders in connection with the Merger requires the approval of the Investment Center of the Ministry of Industry, Trade and Labor, which we refer to as the Investment Center, established under the Israeli Law for the Encouragement of Capital Investment, 5719-1959, as amended. This law provides that capital investments in eligible facilities may be designated upon application as an “approved enterprise” or “benefited enterprise.” Each certificate of approval relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets. The benefits and obligations that apply to the enterprise are set out in the regulations promulgated under law and the specific approval with regard to each enterprise. The benefits include government grants, government guaranteed loans, tax holidays and combinations thereof. The approval of the Investment Center to the continuousness of the tax benefits to which the Company is eligible with respect to our Approved Enterprise Status or Benefited Enterprise Status is a condition to the closing of the Merger. See “The Merger Agreement; Other Agreements–The Merger Agreement–Conditions to Completion of the Merger”.

Israeli Office of the Chief Scientist

The change in the composition of our shareholders in connection with the Merger and the transfer of control in the Company to a non-Israeli entity require the submission of notice to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, referred to as the OCS. As a non-Israeli entity, NCR will also be required to execute an OCS undertaking as to its intention and commitment to strictly observe all of the requirements of the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the regulations, rules and procedures promulgated thereunder (which we refer to as the Research Law), as applied to the Company, and to further act, in its capacity as a shareholder of the Company, to make all reasonable efforts in order to cause the Company to strictly comply with such statutory requirements. Under the Research Law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS. It is a condition to the closing of the Merger that NCR will execute and file with the OCS an undertaking in the standard form of the OCS. See “The Merger Agreement; Other Agreements–The Merger Agreement–Conditions to Completion of the Merger”.

Israeli Tax Authority

Besides the Options Tax Ruling that we are seeking from the Israeli Tax Authority, as described above, we have agreed to apply, in coordination with NCR, for a ruling concerning the Israeli withholding tax treatment of the Merger, which we refer to as the Withholding Ruling. The Merger Agreement provides that we shall cause our Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application for the Withholding Ruling. The Withholding Ruling that will be sought will address (i) exempting NCR, Merger Sub, the surviving company from the Merger and the Paying Agent from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, or clarifying that no such obligation exists, or (ii) clearly instructing NCR, Merger Sub, the surviving company and the Paying Agent how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Ordinary Shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify each holder. To the extent that prior to the closing of the Merger an interim Withholding Ruling is obtained, then all parties will act in accordance with that interim ruling, until such time that a final definitive Withholding Ruling is obtained. In the event that a Withholding Ruling (whether final or interim) is not obtained by the fifteenth (15th) calendar day of the month following the month during which the Effective Time occurs, NCR, Merger Sub, the surviving company and the Paying Agent may make such payments and withhold any applicable Israeli taxes in accordance with applicable law.

The Withholding Tax Ruling will provide, among other things, that:

(1)
payments to be made to eligible Israeli brokers or Israeli financial institutions on behalf of shareholders who acquired their Ordinary Shares on or after Retalix’s initial public offering on the TASE on November 7, 1994 and who are not “5% shareholder” (as defined below), will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

(2)
Payments to be made to eligible foreign brokers or foreign financial institutions on behalf of eligible Israeli brokers or Israeli financial institutions that hold Ordinary Shares for shareholders who acquired such shares on or after Retalix’s initial public offering on the TASE on November 7, 1994 and who are not “5% shareholder” (as defined below), will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

(3)
payments to be made to shareholders who certify that they (i) acquired their Ordinary Shares on or after Retalix’s initial public offering on the TASE on November 7, 1994, (ii) are non-Israeli residents for purposes of the Tax Ordinance, and (iii) are not “5% shareholders” (as defined below), will not be subject to Israeli withholding tax; and

(4)
payments to be made to shareholders who are not described in clauses (1), (2) and (3) above will be subject to Israeli withholding tax at the fixed rate of up to 25% of the gross proceeds payable to them.

Notwithstanding the foregoing, should any shareholder present the Paying Agent with a valid certificate from the Israeli Tax Authority applying withholding tax at a lesser rate than that described above or otherwise granting a specific exemption from Israeli withholding tax, the Paying Agent will act in accordance with such certificate.

A “5% shareholder” means a holder of Ordinary Shares who holds or is entitled to purchase, directly or indirectly, alone or together with a “relative” thereof, one of the following:

•	At least 5% of the issued and outstanding share capital of the Company.
•	At least 5% of the voting rights of the Company.
•	The right to receive at least 5% of the Company's profits or its assets upon liquidation.
•	The right to appoint a director or manager.

A “relative” of a person means the spouse, brother, sister, parent, grandparent, descendant and the descendant of the spouse of such person, and the spouse of any of the foregoing.

The above is an un-official English translation of a provision of the Tax Ordinance in the Hebrew language, and is provided for convenience purposes only. Please consult your own tax advisors to determine the applicability of these definitions to you.

Other Approvals

Other than the filings described above, neither NCR nor the Company is aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger. If NCR and the Company discover that other such material approvals or waiting periods are necessary, NCR and the Company will seek to obtain or comply with them in accordance with the Merger Agreement.

Interests of our Executive Officers and Directors in the Merger

In considering the recommendation of our Board of Directors with respect to the Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements, arrangements or holdings that provide them interests in the Merger that may be different from, or in addition to, the interests of other Retalix shareholders. Our Board of Directors and Audit Committee were aware of these different or additional interests in determining to approve and adopt the Merger Agreement and the Merger, and to recommend to Retalix shareholders that they vote in favor of the Merger Proposal.

Retalix Warrants

The Alpha Group, certain members of which (Boaz Dotan, Eli Gelman, Nehemia Lemelbaum and Avinoam Naor) also happen to be our directors, holds warrants to purchase an aggregate of 1,250,000 Ordinary Shares at exercise prices that range from $9.75 to $12.10 per Ordinary Share, which will be entitled to receive the Warrant Consideration upon the Effective Time of the Merger. These warrants were acquired in 2009 pursuant to an investment transaction whereby the Alpha Group made a cash investment in our company in exchange for the issuance of Ordinary Shares and these warrants.  Please see “Beneficial Ownership of Ordinary Shares—Major Shareholders” for more information.

Retalix Share Options

Certain of our executive officers and directors hold options to acquire Ordinary Shares that were granted to them by the

Company. At the Effective Time, each outstanding option to acquire one Ordinary Share, whether or not then exercisable, will be converted into the right to receive, and will be canceled in consideration for the payment of, an amount in cash equal to the Option Consideration, with such payment to be subject to applicable withholding taxes.  The receipt of Option Consideration is subject, in the case of (a) an unvested option, to the subsequent vesting, and the fulfillment of the existing conditions related to vesting, of such option, and (b) an option subject to the capital gains route of Section 102 of the Tax Ordinance, to the requirements of such Section 102.

Options held by our executive officers and directors will generally be treated in the Merger identically to all other options, with the exception of options to purchase 231,250 Ordinary Shares, in the aggregate, held by our executive officers, which are exercisable at a weighted average exercise price of $18.10 per share, which will be subject to accelerated vesting and will therefore be entitled to receipt of the Option Consideration immediately upon the consummation of the Merger.
Shares, in the aggregate, held by our executive officers, which are exercisable at a weighted average exercise price of $18.10 per share, which will be subject to accelerated vesting and will therefore be entitled to receipt of the Option Consideration immediately upon the consummation of the Merger.

Additional officers of our company may also receive acceleration for the vesting of their options to acquire Ordinary Shares, based on a decision of our Board of Directors (which, in the case of officers who are “office holders” under the Companies Law, will be preceded by the approval of our Audit Committee) and subject to NCR’s approval.

The relevant executives’ receipt of the Option Consideration with respect to the subject options immediately at the closing will constitute advantageous treatment relative to the treatment of holders of all other of the Company’s outstanding unvested options, for which their right to receive Option Consideration will be subject to existing vesting schedules and the fulfillment of vesting conditions.

The relevant executives’ receipt of the Option Consideration with respect to the subject options immediately at the closing will constitute advantageous treatment relative to the treatment of all other of the Company’s outstanding unvested options, for which the right to receive Option Consideration will be subject to existing vesting schedules and the fulfillment of vesting conditions.

Bonuses

Upon, and subject to, consummation of the Merger, certain of our executive officers will be entitled to cash bonuses totaling $850,000, in the aggregate.  These bonuses were approved by our Compensation Committee, Audit Committee and Board of Directors, as required by the Companies Law, prior to our entry into the Merger Agreement.

Employee Benefits

Please refer to “The Merger Agreement; Other Agreement–The Merger Agreement–Employee Matters” for a discussion of the employee benefits to be provided to Retalix employees, including any executive officers, who remain at our company following the Merger.

Indemnification and Insurance

Pursuant to the Merger Agreement, NCR has agreed that (i) all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company acting in such capacities as provided in the Company’s charter documents and any indemnification or other agreements of the Company as in effect on the date of the Merger Agreement (to the extent that copies have been made available to NCR prior to the date of the Merger Agreement) shall be assumed by the surviving company in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided, that such obligations shall be subject to any limitation imposed from time to time under applicable law; and (ii) it will acquire, or, alternatively, it has agreed to cause the surviving entity to maintain in effect, officers’ and directors’ liability insurance for seven years after the Effective Time; provided, however, that in no event will it be required to expend annually more than 250% of the annual premium paid by Retalix for its officers’ and directors’ liability insurance in its last full fiscal year. See “The Merger Agreement; Other Agreements–The Merger Agreement–Indemnification and Insurance.”
Executive Arrangements after the Merger

Minimum Continuing Employment Requirements

Under the Merger Agreement, NCR’s and Merger Sub’s obligation to effect the Merger and otherwise consummate the related transactions contemplated under the agreement are conditioned upon the continued employment, as of the closing of the Merger, of: (i) each of Shuky Sheffer, our Chief Executive Officer, and Sarit Sagiv, our Executive Vice President and Chief Financial Officer; and (ii) certain percentages of certain additional key employees of our company who have been identified by NCR.  With respect to such employees, the relevant employee shall need to remain employed pursuant to the terms of his or her existing employment agreement with our company or its subsidiary, as modified by his or her retention agreement (if any) with our company or its subsidiary, and may not have expressed an intention to terminate such employment or to decline to accept employment with NCR, and shall also not have rescinded or purported to rescind his or her employment agreement or retention agreement (if any).  In the event of any employee’s death or disability (within the meaning of Section 409A of the Code), such individual shall be deemed to have continued his or her employment with our company (or its subsidiary) through the closing of the Merger and the condition to closing shall be deemed to be satisfied in respect of such individual.

Retention Agreement with Shuky Sheffer

In connection with the execution of the Merger Agreement, on November 28, 2012, Mr. Shuky Sheffer entered into a retention agreement (which we refer to as the Retention Agreement) with NCR and Retalix. The Retention Agreement, which will become effective as of the date of the closing of the Merger, affirms that Mr. Sheffer shall continue to be engaged as Chief Executive Officer of Retalix following consummation of the Merger, in accordance with his existing employment contract.  As an incentive for, and contingent upon, his continued employment with Retalix through certain vesting dates and his compliance with the requirements set forth in the Retention Agreement, NCR will pay or cause Retalix to pay to Mr. Sheffer a retention bonus (which we refer to as the Retention Bonus), consisting of cash (which we refer to as the Cash Retention Bonus) and time-based restricted stock units (which we refer to as Time-Based RSUs).

Under the Retention Agreement, Mr. Sheffer will earn the Cash Retention Bonus if he remains continuously employed by Retalix through the 18 month anniversary of the Effective Time.  On the first date of the month following the Effective Time, subject to the satisfaction of certain Israeli tax and securities law related preconditions, NCR will grant to Mr. Sheffer the Time-Based RSUs.  Subject to Mr. Sheffer’s continued employment with Retalix from the grant date through the vesting date, and any other conditions set forth in the applicable award agreement and NCR’s stock incentive plan, the Time-Based RSUs will vest on the third anniversary of the grant date.  During the first quarter of 2013, if still employed by Retalix, Mr. Sheffer may also be eligible to receive a Long-Term Incentive (LTI) equity award, subject to internal approval at NCR, and subject to his achievement of certain performance goals, which will be set by NCR in its sole discretion. Mr. Sheffer must remain employed by Retalix or its subsidiaries or affiliates on the LTI grant date and on the vesting date, which shall be set forth in the applicable LTI award agreement, to be eligible to receive any LTI equity award from Retalix.

Mr. Sheffer has acknowledged under the Retention Agreement that he remains subject to the restrictive covenants, including confidentiality, non-competition, non-employee solicitation, and intellectual property covenants, that are set forth in his existing employment agreement with Retalix.  The Retention Agreement incorporates those restrictions by reference, while furthermore setting forth additional covenants of Mr. Sheffer related to invention assignment in favor of Retalix.

Additional Potential Retention Agreements

Prior to the closing of the Merger, NCR may execute retention agreements with other key executives of the Company identified by NCR, which agreements would modify the existing terms of such key executives’ existing employment agreements with the Company.  At the current time, no terms or conditions relating to such retention agreements have been finalized among the relevant parties.

THE MERGER AGREEMENT; OTHER AGREEMENTS

This section of the Proxy Statement describes the material provisions of the Merger Agreement), but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 60.

The Merger Agreement

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with Israeli law, Merger Sub, an indirect wholly-owned subsidiary of NCR, will be merged with and into the Company, with the Company surviving the Merger and becoming an indirect wholly-owned subsidiary of NCR. As a result, after the Effective Time, the Ordinary Shares will no longer be publicly traded. The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting at a meeting of the Company’s shareholders in person or by proxy, excluding abstentions and broker non-votes and excluding the voting power of any Ordinary Shares that are held by Merger Sub, NCR or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates (we refer to such shareholder approval as the Required Shareholder Vote).

Merger Consideration

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares held in the treasury of the Company or owned by NCR, Merger Sub or any direct or indirect wholly-owned subsidiary of the Company or of NCR immediately prior to the Effective Time, which shall be canceled and retired without any consideration therefor) will be automatically canceled and retired and be exchanged for the right to receive US$30.00 in cash without any interest thereon, subject to the withholding of any applicable taxes.

Effective as of the Effective Time, each outstanding option or right to acquire Ordinary Shares (except for the warrants described below), whether or not vested or exercisable, will become exercisable in full and will be exchanged for the right to receive an amount in cash equal to the Option Consideration.  Generally, there will be no acceleration as a consequence of the Merger and the net amount of cash from the exchange will be applied in different ways depending on the status of the option:

•	For options that were vested and exercisable immediately prior to the Effective Time, the cash proceeds will be payable shortly after closing of the Merger.

•
For options that were unvested and unexercisable immediately prior to the Effective Time, the cash proceeds will be held by either a trustee, or the relevant option holder’s employing company, and paid to the option holder in accordance with the option’s existing vesting schedule and upon the fulfillment of the existing conditions related to vesting of such options and subject to the forfeiture provisions of the original option.

In either case, the proceeds of such treatment of options will be subject to any withholdings required by applicable law and in the case of options that were issued under the capital gains route of Section 102 of the Tax Ordinance, the proceeds will be held by the Section 102 Trustee until such proceeds become distributable in accordance with that provision, the agreement with such trustee and applicable law.

The Company will take such actions as are required so as to ensure that, effective as of the Effective Time and unless otherwise directed by the holder of the warrant, each outstanding warrant issued to the Alpha Group will be canceled and converted automatically into the right to receive an amount in cash equal to the Warrant Consideration.  The Warrant Consideration will be subject to any withholdings required by applicable law.

Representations and Warranties

The Merger Agreement contains a number of representations made by and to NCR and Merger Sub, on the one hand, and the Company, on the other hand. The assertions embodied in those representations and warranties were made for purposes of specific provisions of the Merger Agreement and are subject to qualifications and limitations as agreed by NCR and the Company in connection with negotiating the terms of the Merger Agreement. In addition, certain representations and warranties were made as of a specified date or may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

Representations made by the Company to NCR and Merger Sub in the Merger Agreement relate to, among other things:

•	due organization, good standing and qualification;

•	ownership of subsidiaries;

•	compliance by the Company and its subsidiaries with their respective charter documents;

•	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	capitalization of the Company and its subsidiaries;

•	absence of any conflict with organizational documents, laws, agreements and instruments;

•	required consents and filings with governmental entities;

•	accuracy and sufficiency of documents filed with the SEC and TASE and of this Proxy Statement;

•
conformity of the Company’s financial statements with applicable accounting requirements and that the financial statements fairly present, in all material respects, the consolidated financial positions of the Company;

•	absence of undisclosed liabilities;

•	the status of the Company as a “foreign private issuer”;

•	the absence of any Material Adverse Effect (as defined below) since December 31, 2011;

•	the operation of the Company in compliance with certain covenants during the period from December 31, 2012;

•	material contracts;

•	title to assets;

•	intellectual property matters;

•	certain business practices, including compliance with anti-bribery laws;

•	suppliers and customers;

•	taxes;

•	employee benefit plans and labor and employment matters;

•	absence of material pending or threatened legal proceedings or product claims;

•	compliance with laws (including data privacy laws), regulations and court orders and permits;

•	absence of any obligation to pay brokers’ or other similar fees;

•	restrictions on business activities;

•	the required shareholder vote and takeover laws;

•	related party transactions;

•	insurance matters;

•	real property, leases and environmental matters;

•	grants, incentives and subsidies;

•	encryption and other restricted technology and export compliance;

•	annual operating plan; and

•	accuracy of this Proxy Statement.

Representations made by the NCR and Merger Sub to the Company in the Merger Agreement relate to, among other things:

•	due organization, good standing and qualification;

•	ownership and operations of Merger Sub;

•	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	absence of any conflict with organizational documents, laws, agreements and instruments;

•	required consents and filings with governmental entities;

•	absence of any obligation to pay brokers’ or other similar fees;

•	absence of material pending or threatened legal proceedings;

•	information provided for inclusion in this Proxy Statement;

•	availability of funds required to consummate the Merger; and

•	no stockholder approval required by NCR for the Merger.

Significant portions of the representations and warranties of the Company are qualified as to “materiality” or “Material Adverse Effect.” A Material Adverse Effect means any event, condition, circumstance, development, change or effect, individually or in the aggregate,  that is or is reasonably likely to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its subsidiaries, taken as a whole, or on the Company’s ability to consummate the merger and the other transactions contemplated by the Merger Agreement in accordance with its terms, provided that none of the following  shall, either alone or in combination, be taken into account in assessing whether there has been or will be a Material Adverse Effect:

(a) events, conditions, circumstances, developments, changes and effects that result from, arise out of or otherwise relate to general economic conditions in the industries in which the Company and its subsidiaries operate, or that generally affect such industries as a whole,

(b) events, conditions, circumstances, developments, changes and effects that result from, arise out of or otherwise relate to general economic conditions in the U.S., Israel or elsewhere in the world (including financial exposures associated with currency exchange rate fluctuations and the effect of any such fluctuations on a person’s results of operations),

(c) changes in applicable Law or U.S. GAAP, or the interpretations thereof,

(d) events, conditions, circumstances, developments, changes and effects that result from, arise out of or otherwise relate to any act of terrorism, war (whether declared or otherwise, and including the worsening or escalation of any pre-existing conflict), national or international calamity, natural disaster or any other similar event,

(e) events, conditions, circumstances, developments, changes and effects that result from, arise out of or otherwise relate to the public announcement or consummation (or anticipated consummation) of the Merger, or of any action required by the terms of the Merger Agreement or otherwise with the consent or agreement of NCR or Merger Sub, or

(f) events, conditions, circumstances, developments, changes and effects that result from, arise out of or otherwise relate to any failure by any person to meet any internal or published projections, forecasts or revenue or earnings projections for any period ending on or after the date of this Agreement or any decline in the market price or trading volume of such person’s stock (but not, in each case, the underlying cause of any such failure or decline unless such underlying cause or decline would otherwise be an exception from this definition of Material Adverse Effect)

provided, in the case of each of clauses (a) through (d), that the Company and its subsidiaries are not disproportionately affected thereby relative to other companies of comparable size in the same industries and geographies in which they operate and where there is such a disproportionate effect only the incremental effect of such disproportionality shall be included in the assessment of whether such events, conditions, circumstances, developments, changes and effects, individually or in the aggregate, constitute a Material Adverse Effect

Some of the representations and warranties of NCR and Merger Sub are qualified as to “materiality” or are qualified with respect to any event, change, effect, development, condition or occurrence that would prevent or materially delay NCR from consummating the transactions contemplated by the Merger Agreement or prevent or materially delay that party from performing its obligations under the Merger Agreement.

The representations and warranties in the Merger Agreement do not survive the completion of the Merger.

Conduct of Business by the Company Pending the Merger

The Company has agreed that until the Effective Time, the Company and its subsidiaries will conduct their business in the ordinary course of business in a manner in all material respects consistent with past practice and use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers, employees and consultants and maintain its relationships with its customers, suppliers, distributors, licensors, licensees and others having significant business relations with them, and will not take any action which would adversely affect or be reasonably likely to delay in any material respect the ability of either NCR or Merger Sub to obtain the necessary governmental approvals for the consummation of the Merger. The Company has further agreed generally to not take, and to not permit its subsidiaries to take, the following actions (subject in each case to the exceptions provided in the Merger Agreement) prior to the Effective Time without the prior written consent of NCR (which consent may not be unreasonably withheld, delayed or conditioned):

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, any capital stock;

•	split, combine, subdivide or reclassify any of its capital stock or issue, sell, pledge, dispose, grant or encumber any other securities of the Company or any of its subsidiaries;

•	repurchase, redeem or otherwise acquire any shares of the Company or its subsidiaries;

•	acquire any other entity or enter into or commit to enter into any joint venture, partnership, joint ownership, strategic alliance or similar arrangement;

•	amend the Company’s organizational documents or enter into a shareholder rights plan;

•	adopt a plan of complete or partial liquidation, dissolution, or recapitalization or merge or consolidate with any person;

•
except for certain exceptions specified in the Merger Agreement:  (i) grant or provide any severance or termination payments or benefits to any of its directors, officers, or employees, (ii) increase the compensation, bonus or pension, welfare, severance, or other benefits of such persons (other than in connection with new hires and, with respect to employees who are not directors or officers or do not hold a Vice President position, compensation adjustments and payment of accrued bonuses, in each case in the ordinary course of business and consistent with past practices), (iii) establish, adopt, amend, or terminate any benefit plan or amend the terms of any outstanding equity-based awards, (iv) take any action to accelerate the vesting or payment, fund, or in any other way secure the payment of compensation or benefits under any benefit plan, except for such actions as are required in order to implement the Merger and as otherwise set out in the Merger Agreement, (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or change the manner in which contributions to such plan are made or the basis on which such contributions are determined, except as may be required by U.S. GAAP, (vi) forgive any loans to any of its directors, officers or employees, (vii) announce, implement, or effect any reduction in labor force, layoff, early retirement program, severance program, or other program or effort concerning the termination of employment of its employees, other than routine employee terminations consistent with past practices, (viii) adopt or enter into any collective bargaining agreement, works council agreement, or other labor union agreement applicable to its employees, or (ix) hire or engage any new senior executives in leadership positions or executives who directly report to the Company’s Chief Executive Officer;

•	make any change in accounting policies or procedures, except as required by U.S. GAAP or applicable law;

•
incur, prepay, repurchase, assume or materially modify any indebtedness for borrowed money or guarantee any indebtedness of another Person, or make any loans, advancements or capital contributions to or investments in any person, except as specified in the Merger Agreement;

•
acquire or license any material amount of assets or make or commit to any capital expenditures materially in excess of those contemplated for capital expenditures by the 2012 annual operating plan and by the 2013 adjusted annual operating plan;

•
transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire any material assets, intellectual property, product lines or businesses, subject to certain limitations set out in the Merger Agreement;

•
make, revoke or change any material tax election, take a material position in a tax return, settle any tax dispute or surrender any right to claim a material refund of taxes or adopt any material method of tax accounting or tax accounting period therefor that is inconsistent with elections made, positions taken, or methods used in preparing or filing similar tax returns in prior periods;

•	settle or resolve any tax controversy;

•	surrender any right to claim a material refund of taxes;

•	consent to any extension or waiver of the limitation period applicable to any material tax claim, audit, or assessment relating to any acquired company;

•	fail to keep in force any material insurance policy;

•
except in the ordinary course of business consistent with past practice, (i) enter into any agreement that would constitute a material contract, (ii) modify or amend in any material respect any of the Company’s material contracts, (iii) terminate any material contract, or (iv) waive, release, or assign any material rights or claims under any material contract;

•	enter into any agreement that would limit the type or location of the Company’s business or would require the Company or any of its subsidiaries to deal exclusively with a person;

•
settle any dispute or any administrative or other proceedings other than those that involve solely the payment of monetary damages and/or the provision of services and/or products with an aggregate value of less than $1 million;

•	apply for any governmental or funding grant;

•	customize the source code of any software product where the intellectual property relating thereto is not retained by the Company or its subsidiaries, except as provided in the Merger Agreement;

•	enter into any new line of business that represents a category of revenue that is not discussed in Item 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011;

•	engage in a related party transaction;

•	take any action that would materially impair the ability of the Company to consummate the Merger; or

•	announce an intention, enter into any agreement, or otherwise make a commitment to take any of the above actions; or

•
(i) convene any annual or special meeting of the shareholders of the Company (or any adjournment or postponement thereof) for the adoption of any action, or (ii) the Company’s taking or failure to take any action the result of which is to allow any matter to come before such meeting, that in either case of (i) or (ii) would be in violation of any term or condition set forth in the Merger Agreement that is applicable to the Company or any of its subsidiaries.

Company Shareholders Meeting and Board Recommendation

The Company has agreed, no later than the third business day following the execution of the Merger Agreement, to duly call, give notice of and convene (in accordance with applicable law) a meeting of the Company’s shareholders for the purpose of obtaining the Required Shareholder Vote (which we refer to as the Company Shareholders Meeting).

The Company has agreed, as promptly as practicable following the execution of the Merger Agreement (and in any event within 8 business days thereof), to prepare and file a proxy statement relating to the Meeting and form of proxy in connection with the vote of the shareholders of the Company with respect to obtaining the Required Shareholder Vote.

Merger Proposal

The Company and Merger Sub have agreed that they will, as promptly as practicable after the execution of the Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the Companies Law and delivered and, within three days from the date of notice of the Company Shareholders Meeting, filed with the Israeli Companies Registrar. The Company and Merger Sub have further agreed that within three days after delivery of the merger proposal to the Israeli Companies Registrar, to provide notice to their secured creditors, if any, in accordance with Section 318 of the Companies Law and to timely inform the Israeli Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law. The executed merger proposal was filed with the Israeli Companies Registrar on December 3, 2012.  As the Company does not have any secured creditors, no such notice was required.  The related notification to the Israeli Companies Registrar was provided on December 5, 2012.

In addition, each of the Company and, if applicable, Merger Sub, agreed to (i) publish a notice to its creditors in two daily Hebrew newspapers circulated in Israel, a newspaper circulated in New York City and in such other manner as may be required by applicable law, (ii) send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law), if any, of which the Company or Merger Sub, as applicable, is aware, and (iii) display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper. The requisite notice to the Company’s creditors in two daily Israeli Hebrew newspapers, and the English notice in a New York City newspaper, were published on December 3, 2012 and December 4, 2012, respectively.  A copy of the publication in the newspapers was posted in a prominent location in each of the Company's offices at which employees are located.  As the Company is not aware of any “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law), no notice to “Substantial Creditors” was required. The related notifications to the Israeli Companies Registrar were provided on December 5, 2012.

No Solicitation of Transactions

The Company has agreed that it shall not, and shall cause its subsidiaries and the Company’s and its subsidiaries’ respective representatives not to, directly or indirectly:

•	solicit, initiate, encourage or take any action to knowingly facilitate the submission of, or any inquiries with respect to, any acquisition proposal (as defined below) by a third party;

•
participate in any discussions or negotiations with a third party or such third party’s representatives regarding, or furnish any information or data with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, any acquisition proposal or potential acquisition proposal;

•
enter into any letter of intent, memorandum of understanding, acquisition agreement or other agreement, arrangement, or understanding that contemplates an acquisition proposal by such third party or requiring the Company to terminate, abandon or fail to consummate the Merger; or

•	approve, adopt, endorse or recommend to its shareholders or any other person any acquisition proposal.

Notwithstanding the restrictions described above, the Company is not prohibited from taking the actions set out in the first two bullet points above if, prior to obtaining the Required Shareholder Vote:

•
the Board of Directors of the Company concludes in good faith, after consultation with outside legal counsel, that the failure to take such action with respect to such acquisition proposal would result in a breach by the Company Board of its fiduciary duties to the Company and its shareholders;

•	the Board of Directors of the Company determines in good faith that the acquisition proposal is, could reasonably be expected to lead to, a superior proposal (as defined below);

•	the Company has furnished prior notice to NCR in accordance with the terms of the Merger Agreement; and

•
prior to providing any information, the relevant third party has entered into a confidentiality agreement on terms no less favorable to the Company than those in the confidentiality agreement between the Company and NCR and which shall not contain restrictions that would prevent the Company from complying with its disclosure obligations under the Merger Agreement.

In addition to the above, the Company will be required to deliver to NCR copies of information provided to the third party and to keep NCR informed in all material respects of the status and details of the acquisition proposal. After receipt of any acquisition proposal, request, or inquiry by the Company, it shall promptly (and in any event within twenty-four hours or, if such time is not on a Business Day, then on the next business day) keep NCR informed in all material respects of the status and details (including the material terms of the acquisition proposal and material amendments or proposed material amendments) of any such acquisition proposal, request, or inquiry.  The Company also shall provide NCR with forty-eight hours prior notice (or such lesser prior notice as is provided to the members of the Board of Directors of the Company) of any meeting of the Company Board at which the Company Board is expected to consider any acquisition proposal or any such inquiry or to consider providing information to any person or group in connection with an acquisition proposal or related inquiry.

The Company is not prohibited from taking the action set out in the third bullet point of the restrictions above where the Board of Directors of the Company: (i) concludes in good faith, after consultation with outside legal counsel, that the failure to take such action with respect to such acquisition proposal would result in a breach by the Company’s Board of Directors of its fiduciary duties to the Company and its shareholders, (ii) determines that it is a superior proposal, and notifies NCR of such determination and of the terms of the acquisition proposal, which notice shall attach the most current form or draft of any written agreement providing for the transaction contemplated by the designated superior proposal.  In making the aforementioned determinations, the Board of Directors of the Company will be required to consider the terms of any updated proposal made by NCR during the matching period which commences five business days after the Company’s notice of superior proposal, or any subsequent amendment to the terms of the relevant acquisition proposal.

In addition to the above restrictions, the Board of Directors of the Company is prohibited from withdrawing or modifying, amending or qualifying its approval of the Merger in any manner adverse to NCR or Merger Sub, or from making any public statement inconsistent with its recommendation, failing to recommend against acceptance of a publicly announced acquisition proposal, or failing to reconfirm their recommendation following a written request to do so, unless either:

•	the Board of Directors of the Company has received a superior proposal not in violation of the Merger Agreement; or

•
there has been another event that was neither known to nor reasonably foreseeable by any member of the Board of Directors of the Company, as of or prior to the date of the Merger Agreement, and did not result from or arise out of the announcement or pendency of the Merger, any action required to be taken (or to be refrained from being taken) pursuant to the Merger Agreement, or the receipt of an acquisition proposal, the occurrence of which event has a material adverse effect on the Company’s Board of Directors’ ability to recommend the consummation of the Merger without breaching its fiduciary duties to the Company and its shareholders under applicable law, and in each case the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel and, for an event specified in the second bullet point above, a financial advisor of nationally recognized reputation) that failure to do so would result in a breach of its fiduciary duties.

The parties to the Merger Agreement have contractually agreed that, in the absence of compelling legal authority to the contrary, the Company, the Board of Directors of the Company and the Company’s outside legal counsel are entitled to rely on and deem applicable to the Company and the Board of Directors of the Company the law applicable to corporations incorporated in Delaware for purposes of making the conclusions described above (and providing advice with respect thereto).

The term “acquisition proposal” means any proposal with respect to a merger, amalgamation, consolidation, share exchange, tender offer, exchange offer, recapitalization, business combination or similar transaction involving the Company or any of its subsidiaries~~,~~; any purchase or other acquisition, in one transaction or a series of transactions, of all or any significant portion of the business or assets of any such company (including by way of a license or lease of such assets)~~,~~; any direct or indirect purchase or other acquisition, in one transaction or a series of transactions, of twenty-five percent (25%) or more of the Company’s securities; any transaction in which any person or group (as that term is used in Section 13(d)(3) of the Exchange Act) would obtain control of the Company~~,~~; any similar transaction or business combination involving any acquired company or any of its affiliates, businesses, securities or assets; or any other transaction which is likely to have the effect of preventing or materially delaying the Merger.  An acquisition proposal includes a superior proposal.

The term “superior proposal” means any bona fide written offer or proposal, not solicited, initiated or encouraged in violation of Section 6.2 of the Merger Agreement, made by a third party to consummate a merger, amalgamation, consolidation, share exchange, tender offer, exchange offer, recapitalization, business combination or similar transaction involving any the Company or any of its subsidiaries, to purchase or acquire, in one transaction or a series of transactions, all or substantially all of the business or assets of the Company and its subsidiaries (taken as a whole) (including by way of license or lease of such assets), or to acquire, directly or indirectly, all of the equity securities of the Company entitled to vote generally in the election of directors, if and only if (a) the Board of Directors of the Company determines in good faith (after consultation with its financial advisor (which must be an internationally recognized investment banking firm) and outside counsel) that (i) the proposed transaction would be more favorable from a financial point of view to the Company’s shareholders than the Merger, taking into account at the time of determination any changes to the terms of the Merger Agreement that as of that time had been proposed by NCR and (ii) the proposed transaction is likely to be consummated, taking into account all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal and having regard to the likelihood of obtaining all equivalent governmental and third party approvals and consents as are required in respect of the Merger and NCR, and (b) such proposal is not subject to any due diligence or financing condition (and if financing is required, such financing is then fully committed to such third party).

The Company has agreed to immediately on the date of the Merger Agreement, and to cause its representatives immediately to, cease and cause to be terminated any discussions or negotiations with any third parties (other than NCR and its representatives) that may have been ongoing with respect to any acquisition proposal, and to immediately request the return of all confidential information regarding the Company provided to any such party prior to the date of the Merger Agreement.

Efforts to Consummate the Merger

Each of NCR and the Company has agreed to use its respective commercially reasonable efforts to effect the transactions set out in the Merger Agreement.  In addition, NCR and the Company shall cooperate with each other and use their commercially reasonable efforts to promptly (i) prepare and file all necessary documentation, (ii) effect all applications, notices, petitions and filings (including those required in the US and in Israel), obtain all permits, consents, approvals and authorizations of all third parties and governmental authorities which are necessary or advisable to consummate the transactions envisaged by the Merger Agreement, and shall consult with each other with respect to the obtaining of all such permits, consents, approvals, and authorizations.  Except as specified in relation to certain antitrust approvals, NCR and the Company shall each use its commercially reasonable efforts to resolve any objections that may be asserted by any governmental authority with respect to the Merger Agreement or the transactions envisaged hereby.  NCR and the Company, with respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of the parties to consummate the transactions contemplated hereby, shall use commercially reasonable efforts to prevent the entry, enactment, or promulgation thereof, as the case may be.

Each of NCR and the Company has agreed to as promptly as possible (i) file a pre-merger notification with the Antitrust Division and the FTC, and (ii) file a merger notification in Israel.  Each of NCR and the Company shall promptly furnish any additional information requested to the requesting authority, provided that in the event that there is a request for additional information prior to a formal second request, such party will endeavor in good faith to make, after consultation with the other party, an appropriate response in compliance with such request.  To the extent permitted by law, each party shall permit the other party to review in advance any material communication to any governmental authority, and shall not agree to participate in any meeting with such governmental authority unless it has consulted with the other party in advance and, to the extent permitted, gives the other party the opportunity to attend and participate in such meeting.

Notwithstanding the foregoing, nothing in the Merger Agreement will be deemed to require NCR or its subsidiaries to, and except with prior written consent of NCR, the Company shall not take any action to and shall not allow any of its subsidiaries to, proffer to divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, any business or assets of NCR, the Company, or any of their respective subsidiaries and in no event shall the Company or NCR or any of their respective subsidiaries be obligated to litigate or participate in the litigation of any action brought by any governmental authority or to appeal any order.

Indemnification and Insurance

All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company acting in such capacities as provided in the Company’s charter documents and any indemnification or other agreements of the Company as in effect on the date of the Merger Agreement (to the extent that copies have been made available to NCR prior to the date of the Merger Agreement) shall be assumed by the surviving company in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided, that such obligations shall be subject to any limitation imposed from time to time under applicable law

The Merger Agreement also provides that the surviving company shall maintain in effect, for seven years from the Effective Time, a directors' and officers' insurance policy, on terms no less favorable to such persons than those in effect as of the date of the Merger Agreement.  NCR’s obligation to provide this insurance coverage is subject to a maximum annual expenditure of 250% of the annual premium paid by the Company for such coverage in its last full fiscal year.

Employee Matters

The Merger Agreement contains covenants relating to certain employee matters. Under these covenants, NCR and the Company have agreed, among other things, to:

•
until December 31, 2013, provide individuals who were employed by the Company or any of its subsidiaries immediately prior to the Effective Time and that continue to be employed by the surviving company or its subsidiaries immediately after the Effective Time, with compensation and employee benefits that are substantially comparable in the aggregate to those provided before the Merger; and

•
provide such employees with service credit for the purposes of eligibility and vesting under all employee benefit plans, programs, policies, or similar arrangements of NCR and its Subsidiaries in which such employees are eligible to participate;

waive, or cause to be waived, any restrictions and limitations for pre-existing medical conditions of such employees or their dependents, subject to insurance coverage requirements under the applicable group health plans; and credit, or cause to be credited, each such employee for any co-payments and deductibles paid under the group health plan maintained by the Company prior to the closing date in satisfying any deductible or out of pocket requirements under any group health plan maintained by NCR or its subsidiaries for the plan year in which the closing date occurs.

Financing

NCR has represented to the Company in the Merger Agreement that it had available on the date of the Merger Agreement, and at that it will have available as of the Effective Time, either directly or through one or more of its affiliates, the funds necessary to consummate the Merger and to pay all fees and expenses in connection therewith (including, without limitation, the Merger Consideration, Option Consideration and Warrant Consideration).  NCR has indicated to us that it expects to finance the costs associated with the Merger from offshore balance sheet cash, as well as from new and existing debt.

Tax Rulings

The Company agreed to cause its Israeli counsel, advisors and/or accountants, in coordination with NCR, to prepare and file with the Israeli Income Tax Authority an application for a Withholding Ruling. The Withholding Ruling that will be sought will address (i) exempting NCR, Merger Sub, the surviving company from the Merger and the Paying Agent from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, or clarifying that no such obligation exists, or (ii) clearly instructing NCR, Merger Sub, the surviving company and the Paying Agent how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Ordinary Shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify each holder. To the extent that prior to the closing of the Merger an interim Withholding Ruling is obtained, then all parties will act in accordance with that interim ruling, until such time that a final definitive Withholding Ruling is obtained. In the event that a Withholding Ruling (whether final or interim) is not obtained by the fifteenth (15th) calendar day of the month following the month during which the Effective Time occurs, NCR, Merger Sub, the surviving company and the Paying Agent may make such payments and withhold any applicable Israeli taxes in accordance with applicable law.

The Company also agreed to instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application in form and substance reasonably acceptable to NCR and Merger Sub for a ruling providing, among other things, that: (i) NCR and anyone on its behalf will be exempt from withholding tax in respect of any consideration paid directly to the Section 102 Trustee for the purpose of Section 102 of the Tax Ordinance, or paid to the Paying Agent, the Company and/or its subsidiaries, and (ii) the payments made in respect to the Company’s options issued under Section 102(b) of the Tax Ordinance and Ordinary Shares issued upon exercise or vesting of the Company’s RSUs issued under Section 102(b) of the Tax Ordinance will not be treated as a breach of the provisions of Section 102(b) of the Tax Ordinance, subject to deposit with the Section 102 Trustee and compliance with the minimum holding period required under Section 102 of the Tax Ordinance.

Certain Other Covenants

The Merger Agreement contains additional covenants, including covenants relating to cooperation in connection with the preparation of this Proxy Statement, public announcements, notices of certain events, cooperation in connection with the de-listing of the Ordinary Shares from NASDAQ and the Tel Aviv Stock Exchange and the deregistration of the Ordinary Shares under the Exchange Act, and the Meeting.

Conditions to the Merger

Company Conditions

The Company’s obligation to effect the Merger is conditioned upon the satisfaction or waiver (in writing), on or prior to the closing date, of all of the following conditions:

•	the Required Shareholder Approval has been obtained;

•
there is no legal restraint on the consummation of the Merger and there is no pending or threatened action by a governmental authority challenging or seeking to restrain or prohibit the Merger, relating to the Merger and seeking material relief, seeking to restrict NCR’s ability to deal with the Company and its subsidiaries after the Effective Time, that would materially affect NCR or any of its subsidiaries’ right to own and operate the business and assets of the Company, or seeking to compel NCR or its subsidiaries, or the Company or its subsidiaries, to dispose of or hold separate any material asset;

•	the waiting periods applicable to the Merger under HSR has expired or terminated and the approval of the General Director of the Israeli Antitrust Authority has been obtained;

•
as required by the Companies Law, at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and at least 30 days have elapsed after the Required Shareholder Approval and the approval by the shareholder of Merger Sub have been obtained;

•
the representations and warranties of NCR and Merger Sub under the Merger Agreement were true and accurate in all material respects on the date of execution of the Merger Agreement and are true and accurate in all material respects as of the closing date (unless they were made as of a particular date);

•	all of the covenants and obligations that NCR and Merger Sub are required to comply with or to perform at or prior to the closing shall have been complied with in all material respects;

•	NCR executed and filed with the OCS an undertaking in the OCS’ standard form; and

•	NCR shall have deposited a certain amount of the Merger Consideration with the Paying Agent.

NCR and Merger Sub Conditions

NCR’s and Merger Sub’s obligations to effect the Merger are conditioned upon the satisfaction or waiver (in writing) at or prior to the closing date of conditions substantially similar to the first four bullets listed above under “Company Conditions” as well as the following additional conditions:

•
certain fundamental representations and warranties of the Company were true and accurate in all material respects on the date of execution of the Merger Agreement and are true and accurate in all material respects as of the closing date (unless they were made as of a particular date), and all of the other representations and warranties of the Company were true and accurate on the date of execution of the Merger Agreement and are true and accurate as of the closing date (unless they were made as of a particular date), except in each case to the extent that any such failure of the representations and warranties to be true and accurate, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

•
certain fundamental covenants of the Company were complied with and performed in all material respects and all of the other covenants of the Company were complied with and performed, except in each case where any such failure, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

•	no Material Adverse Effect shall have occurred since signing and NCR shall have received a certificate to such effect signed on behalf of the Company by an executive officer of the Company;

•	the Company shall have delivered to NCR a certificate establishing that the Company is not a U.S. RPHC within the meaning of Section 897(c)(2) of the US. Internal Revenue Code of 1986;

•
certain conditions relating to the retention of employees, as more fully described in the section entitled Executive Arrangements After the Merger—Minimum Continuing Employment Requirements, shall have been satisfied;

•	a notification of the Merger shall have been provided to the OCS; and

•	the approval of the Merger by the Investment Center.

Termination Provisions

The Merger Agreement may be terminated at any time before the Effective Time by the mutual written consent of NCR and the Company.

The Merger Agreement may also be terminated prior to the Effective Time by either NCR or the Company if:

•
the Merger is not consummated by March 31, 2013 (which we refer to as the Outside Date) (this right to terminate is not available to a party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date), provided that where the only remaining condition to closing (other than those to be satisfied on closing itself) are antitrust conditions, the Outside Date shall be extended to June 30, 2013;

•
a governmental entity has enacted, issued, promulgated, enforced or entered any final and non-appealable law  that makes acceptance of payment of or for the Ordinary Shares or consummation of the Merger illegal or otherwise prohibited, or enjoins NCR and the Company from consummating the Merger; or

•	the Company Shareholder Meeting has been held and the Required Shareholder Vote has not been obtained.

The Merger Agreement may also be terminated prior to the Effective Time by NCR under any of the following circumstances:

•
prior to the Company Shareholder Meeting, (i) the Company has effected a change of its  recommendation in favor of the Merger; (ii) the Company has failed to recommend against acceptance of another transaction within ten business days after the earlier of the commencement of such offer and the Company’s receipt of a written request from NCR to recommend against acceptance of such offer; (iii) the Board of Directors of the Company (or any committee thereof) has recommended or approved an acquisition proposal made by a third party; (iv) following the request in writing by NCR, the Company’s Board of Directors has failed to reconfirm publicly its recommendation in favor of the Merger within ten business days; or (v) the Company has committed a material breach of the “non-solicitation” and Company Shareholder Meeting-related provisions of the Merger Agreement;

•
there has been a breach by the Company of any of its representations, warranties, covenants or obligations contained in the Merger Agreement (and in most cases, a breach of a representation or warranty must have a Material Adverse Effect), which breach would result in the failure to satisfy by the Outside Date (as such date may be extended) the relevant condition described above (this right to terminate would not be available to NCR if it is in material breach of the Merger Agreement and the Company is in good faith seeking to promptly cure the relevant breach), and there has occurred a Material Adverse Effect; or

•	following the execution and delivery of the Merger Agreement, a Material Adverse Effect has occurred.

The Merger Agreement may also be terminated prior to the Effective Time by the Company under any of the following circumstances:

•
there has been a breach by NCR or Merger Sub of any of their representations, warranties, covenants or obligations contained in the Merger Agreement, which breach would result in the failure to satisfy by the Outside Date (as such date may be extended) the relevant condition described above (this right to terminate will not be available to the Company if the Company is in material breach of the Merger Agreement  and NCR is in good faith seeking to promptly cure the relevant breach;

•
the Company has determined to enter into a definitive agreement with respect to a superior proposal, provided that the “non-solicitation” provisions shall have been complied with, that prior to or simultaneously with such termination the Company pays the Termination Fee (as described below) and that immediately following such termination the Company enters into such definitive agreement.

Effect of Termination

Upon termination, the Merger Agreement shall be of no further force or effect, and there shall be no liability on the part of NCR, Merger Sub, the Company, or their respective officers, directors, stockholders, shareholders, or affiliates, except that certain limited provisions relating to confidentiality, announcements, fees and expenses and other general provisions shall survive termination and provided that no party shall be relieved from liability for any fraud or willful breach of any of its representations, warranties, or covenants.

Remedies

Termination Fee

The Company is required to pay NCR a $22.5 million fee (which we refer to as the Termination Fee) if the Merger Agreement is terminated because:

•	(i) the Company has effected a change of its recommendation in favor of the approval of the Merger; (ii) the Company has failed to recommend against acceptance of an acquisition proposal within ten business days after the earlier of the commencement of such offer and the Company’s receipt of a written request from NCR to recommend against acceptance of such offer; (iii) the Board of Directors of the Company (or any committee thereof) has recommended or approved an Acquisition Proposal made by a third party; (iv) following the request in writing by NCR, the Company’s Board of Directors has failed to reconfirm publicly the Company’s recommendation in favor of the Merger within ten business days; or (v) the Company has committed a material breach of the “non-solicitation” and Company Shareholder Meeting-related provisions of the Merger Agreement;

•	(i) there was a breach of the Company’s representations and warranties, or the Company did not comply with its obligations and covenants under the Merger Agreement (noting that in the most part these will only permit termination of the Merger Agreement where such breach causes a Material Adverse Effect, (ii) prior to such termination an acquisition proposal was received and not withdrawn, and (iii) within 12 months after such termination the Company enters into a definitive agreement or binding letter of intent, memorandum of understanding or other similar binding agreement with respect to an acquisition proposal, or an acquisition proposal is consummated; or

•	the Company has determined to enter into a definitive agreement with respect to a superior proposal, provided that the “non-solicitation” provisions shall have been complied with, that prior to or simultaneously with such termination the Company pays the Termination Fee and that immediately following such termination the Company enters into such definitive agreement.

Specific Performance

The parties to the Merger Agreement agreed that they will be entitled, in addition to any other remedy at law or in equity, to seek an injunction, specific performance and other equitable relief to prevent or restrain breaches, or threatened or imminent breaches, of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Expenses

All fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

Amendments

The parties may amend the Merger Agreement at any time prior to the Effective Time, provided that, after the Required Shareholder Approval has been obtained, no amendment may be made that would reduce the amount or change the type of consideration into which each Ordinary Share shall be converted upon consummation of the Merger.

Governing Law

The Merger Agreement is governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any other choice of law or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction, except that the form and content of the Merger and consequences thereof shall be governed by the Companies Law.

Voting Agreement

In connection with the execution of the Merger Agreement, the Significant Shareholders entered into the Voting Agreement with NCR and Merger Sub, pursuant to which they have agreed, subject to the terms and conditions thereof, at every meeting of Retalix’s shareholders called, and at every postponement or adjournment thereof, to vote: (i) in favor of the approval of the Merger Agreement, the Merger and all of the transactions contemplated by the Merger Agreement; and (ii) against any alternative business combination transaction. The Voting Agreement will terminate on the first to occur of: (a) for each Significant Shareholder, the mutual written agreement of NCR, Merger Sub and that Significant Shareholder; (b) the termination of the Merger Agreement in accordance with its terms; (c) either: (x) a Change in Recommendation by Retalix’s Board of Directors pursuant to the Merger Agreement, or (y) the Retalix Board of Directors’ participation in any discussions or negotiations with a third party potential acquirer, furnishing any information or data with respect to, or otherwise cooperating in any way with, assisting or participating in, or recommending or approving, any third party’s actual or potential  acquisition proposal, in each case where such matter is pursuant to and in full compliance with the provisions of the Merger Agreement; provided that the Voting Agreement would not terminate, but the obligations of the Significant Shareholders thereunder would be temporarily suspended, until the lapse of the period that NCR has the right to exercise its “matching rights;” (d) the election of a Significant Shareholder (with respect to that Significant Shareholder only) to terminate the Voting Agreement if there is any amendment, waiver or modification to or of any provision of the Merger Agreement that reduces the aggregate amount of proceeds that would be received by such Significant Shareholder thereunder, disproportionately as compared to the other Significant Shareholders; or (e) the Effective Time. The Significant Shareholders have also agreed under the Voting Agreement not to transfer any of the Ordinary Shares that they beneficially own.

Each of the Alpha Group and Ronex Holdings, Limited Partnership has entered into the Voting Agreement notwithstanding any applicable prior voting undertakings to one another that may apply with respect to the vote to be held at the Meeting under the Shareholders Agreement.  The provisions of the Shareholders Agreement are described in footnote (4) to the table appearing below in the section of this Proxy Statement titled “Beneficial Ownership of Ordinary Shares— Major Shareholders, Executive Officers and Directors”.

Retention Agreements

For a description of the Retention Agreement entered into by our Chief Executive Officer, Shuky Sheffer, with our company and NCR, see “The Merger–Interests of our Executive Officers and Directors in the Merger–Executive Arrangements after the Merger” beginning on page 41.

Prior to the closing of the Merger, NCR may execute retention agreements with other key executives of the Company identified by NCR, which agreements would modify the existing terms of such key executives’ existing employment agreements with the Company.  At the current time, no terms or conditions relating to such retention agreements have been finalized among the relevant parties.

MARKET PRICE INFORMATION

Our Ordinary Shares are listed for trading on the NASDAQ Global Select Market and Tel Aviv Stock Exchange under the symbol “RTLX.” The following tables set forth the high and low market prices for our Ordinary Shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange for the periods indicated:

	Retalix
	As traded on the NASDAQ Global Select Market		As traded on the Tel Aviv Stock exchange
	High	Low	High	Low
2010
First Quarter	$15.25	$12.55	NIS 57.25	NIS 47.39
Second Quarter	$14.31	$10.68	NIS 52.78	NIS 40.01
Third Quarter	$13.14	$10.99	NIS 50.83	NIS 43.30
Fourth Quarter	$14.65	$11.53	NIS 51.84	NIS 41.50
2011
First Quarter	$16,78	$13.70	NIS 58.00	NIS 45.00
Second Quarter	$15.50	$13.73	NIS 51.90	NIS 48.10
Third Quarter	$15.60	$11.63	NIS 52.50	NIS 44.42
Fourth Quarter	$16.31	$12.65	NIS 62.60	NIS 48.30
2012
First Quarter	$18.89	$15.98	NIS 70.20	NIS 60.90
Second Quarter	$21.25	$17.77	NIS 81.59	NIS 68.20
Third Quarter	$21.40	$18.57	NIS 86.80	NIS 76.00
Fourth Quarter (through December 7, 2012)	$30.39	$19.60	NIS 113.20	NIS 75.48

On November 27, 2012, the last full trading day prior to date of the public announcement that we had entered into the Merger Agreement with NCR and Merger Sub, the closing price per Ordinary Share on the NASDAQ Global Select Market was $21.90 and the closing price per Ordinary Share on the Tel Aviv Stock Exchange was NIS 84.50 (approximately $21.91, based on the exchange rate reported by the Bank of Israel as of such date). On December 6, 2012, the most recent practicable date prior to the date of this Proxy Statement, the closing price per Ordinary Share on the NASDAQ Global Select Market was $29.56 and the closing price per Ordinary Share on the Tel Aviv Stock Exchange was NIS 112.60 (approximately $29.53, based on the exchange rate reported by the Bank of Israel as of such date).

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR ORDINARY SHARES.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares, as of December 9, 2012, by each person who we believe beneficially owns 5% or more of our outstanding Ordinary Shares. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of Ordinary Shares outstanding as of the Record Date and includes the number of Ordinary Shares underlying options and warrants that are exercisable within sixty (60) days from the date of the Record Date. Ordinary Shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. As of December 9, 2012, there were 24,759,430 Ordinary Shares outstanding.

	Number of Ordinary Shares Held	Percentage of Outstanding Ordinary Shares (1)(2)

Alpha Group (3)(4)	10,525,491	40.5%
Ronex Holdings, Limited Partnership (4)(5)	10,525,491	40.5%
Flatbush Watermill, LLC (6)	3,593,380	14.5%
Migdal Insurance & Financial Holdings Ltd. (7)	1,773,746	7.2%
Clal Insurance Enterprises Holdings Ltd. and affiliates (8)	1,470,652	5.9%
_______________
(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.
(2)
Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options or warrants exercisable on December 10, 2012, or within 60 days thereafter. Pursuant to the rules of the SEC, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)
Represents 4,803,900 Ordinary Shares and 1,250,000 Ordinary Shares issuable upon the exercise of warrants held by the members of the Alpha Group and 4,471,591 ordinary shares held by Ronex Holdings, Limited Partnership (which we refer to as Ronex). The Alpha Group is comprised of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal. See Item 6.E of our annual report on Form 20-F for the year ended December 31, 2011 for a breakdown of the holdings of the members of the Alpha Group, except for Mario Segal, who directly holds (individually and via a wholly-owned company) 1,050,184 ordinary shares and 250,000 warrants. Pursuant to oral understandings reached internally among the members of the Alpha Group, all agreements relating to the Ordinary Shares beneficially owned by any member of the Alpha Group shall be determined by a majority of the five individual members of the Alpha Group. The Alpha Group may be deemed to share beneficial ownership of the 4,471,591 Ordinary Shares held by Ronex (see footnotes 4 and 5 below) (with respect to which the Alpha Group may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement with Ronex described in footnote 4 below). Each member of the Alpha Group has disclaimed beneficial ownership of the Ordinary Shares of Ronex and each other member of the Alpha Group. The foregoing information is based on a statement of beneficial ownership on Schedule 13D filed by the Alpha Group with the SEC, as last amended on November 23, 2009.

(4)
Pursuant to the shareholders agreement, dated as of September 3, 2009, by and between the Alpha Group and Ronex, which we refer to as the Shareholders Agreement, the parties agreed, among other things, to vote all Ordinary Shares held by them for the election to our Board of Directors of six directors designated by the Alpha Group and five directors designated by Ronex, including two external directors. The Alpha Group and Ronex each have a right of first offer and a tag along right with respect to any contemplated sale or transfer of Ordinary Shares representing 5% or more of our outstanding share capital, subject to certain exceptions and permitted transfers. In the event that such sale or transfer will result in either party holding less than 9% of our issued and outstanding share capital, such party must notify the other party of its intentions prior to the consummation of such transaction and if the other party proposes to cause us to adopt takeover defense measures, it will vote in favor, and take all necessary action for implementation, of such proposal prior to the consummation of such transaction. The Alpha Group and Ronex undertook to meet regularly and attempt to reach a unified position with respect to principal issues on the agenda of any meeting of our shareholders. The Shareholders Agreement terminates on the earliest to occur of November 19, 2014 and the first date on which either party holds less than 1,100,000 Ordinary Shares (subject to adjustments).  As noted above in this Proxy Statement, each of the Alpha Group and Ronex has agreed with NCR and Merger Sub under the Voting Agreement to vote in favor of the Merger, notwithstanding any provisions of the Shareholders Agreement that may apply to the prospective shareholder vote at the Meeting.

(5)
Represents 4,471,591 Ordinary Shares held by Ronex, and 4,803,900 Ordinary Shares and an additional 1,250,000 Ordinary Shares issuable upon exercise of warrants (which are currently exercisable) held by the members of the Alpha Group (see footnotes 3 and 4 above) (with respect to which Ronex may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement). Ronex and its affiliates have disclaimed beneficial ownership of ordinary shares and warrants held by the Alpha Group. The information with respect to the holdings of Ronex Holdings, Limited Partnership, or Ronex is based on the beneficial ownership statements on Schedule 13D filed with the SEC by Ronex, and various affiliated FIMI private equity funds, as last amended on November 24, 2009. Based on the information provided in such statements, the members of the group, which share voting and dispositive power with respect to these shares, are: Ronex, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership, and FIMI Opportunity IV, L.P., Ishay Davidi Management Ltd., Ishay Davidi Holdings Ltd. and Mr. Ishay Davidi, who indirectly controls the foregoing entities.

(6)
Flatbush Watermill, a limited liability company organized under the laws of the State of Delaware, is the general partner of FW2, LP and FW3, LP. Flatbush Watermill Management, a limited liability company organized under the laws of the State of Delaware, is the investment manager of FW2 and FW3. Joshua Schwartz is a citizen of the United States whose principal occupation is serving as the Managing Member of each of Flatbush Watermill and Flatbush Watermill Management. Flatbush Watermill Management has the power to dispose and vote the securities held by each of FW2 and FW3. Accordingly, each of Flatbush Watermill, Flatbush Watermill Management and Mr. Schwartz may be deemed to beneficially own the shares owned by each of FW2 and FW3. Each of such entities disclaims beneficial ownership of the securities held by the others except to the extent of such entity’s pecuniary interest therein, if any. Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW2 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 350,000 Ordinary Shares owned by FW2. Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW3 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 3,243,380 Ordinary Shares owned by FW3. The foregoing information is based solely on the Schedule 13D filed with the SEC by Flatbush Watermills LLC and various affiliated parties, as last amended on January 20, 2012.

(7)
Consists of Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd., or Migdal, according to the following allocation: 1,072,538 Ordinary Shares are held by profit participating life assurance accounts; 627,272 Ordinary Shares are held by provident funds and companies that manage provident funds; and 73,936 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Migdal does not admit that it is the beneficial owner of any such shares. Migdal is an Israeli public company. The foregoing information is based on a Schedule 13G filed by Migdal with the SEC on February 14, 2012 and information last provided by Migdal to the Company on December 3, 2012.

(8)
Consists of (i) 1,110,733 Ordinary Shares held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked notes and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 347,537 Ordinary Shares beneficially held for Clal’s own account. Consequently, Clal does not admit that it beneficially owns more than the 347,537 Ordinary Shares beneficially held for its own account and none of its affiliates admits that it is the beneficial owner of any of the foregoing shares, and (iii) 12,382 Ordinary Shares which are reported as beneficially owned by Clal but are not held for Clal’s own account. Clal, an Israeli public company, is a majority owned subsidiary of IDB Development Corporation Ltd., which in turn is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public company. These companies may be deemed to be controlled by Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat. The foregoing information is based solely on a Schedule 13G/A filed with the SEC by Clal and affiliates thereof, on February 14, 2012.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about Retalix and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on April 5, 2012; and

•
Reports of Foreign Private Issuer on Form 6-K submitted on May 9, 2012 (only the GAAP financial statements attached to the press release attached as Exhibit 99.1 thereto), July 26, 2012, August 8, 2012 (only the GAAP financial statements attached to the press release attached as Exhibit 99.1 thereto), September 5, 2012 (only the first and second paragraphs of the press release attached as Exhibit 99.1 thereto), November 14, 2012 (only the GAAP financial statements attached to the press release attached as Exhibit 99.1 thereto), November 29, 2012 and December 3, 2012.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary Shares.

EXCEPT FOR INFORMATION SPECIFICALLY INCORPORATED HEREIN BY REFERENCE, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED DECEMBER 10, 2012. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

AVINOAM NAOR
Chairman of the Board of Directors

Ra’anana, Israel
December 10, 2012